Exhibit 99.2

Execution Version

Dated April 17, 2025

BUSINESS COMBINATION AGREEMENT

by and among

Moolec Science SA,

Bioceres Group Initial Shareholders named herein,

Bioceres Group Limited,

Nutrecon LLC,

Nordelis Ventures Corp,

Union Group Ventures Ltd, and

Gentle Technologies Corp.

Table of Contents

W I T N E S S E T H			1

1	Definitions		2
	1.1	Definition of Certain Terms	2
	1.2	Construction	15

2	Contribution and Exchange		15
	2.1	Contribution and Exchange	15
	2.2	Deductions from the Exchange Consideration	16
	2.3	Closing	17
	2.4	Squeeze Out Rights	18

3	Representations and Warranties of Certain Transferors		18
	3.1	Organization and Good Standing	18
	3.2	Capacity and Authority: Binding Effect	18
	3.3	No Conflict	19
	3.4	Bioceres Group Original Shares	20
	3.5	Nutrecon Membership Interests	20
	3.6	Gentle Tech Union Shares	20
	3.7	Investment Purpose	20
	3.8	No General Solicitation	21
	3.9	No Reliance	21
	3.10	Brokers and Finders	21
	3.11	No Other Representations or Warranties	21

4	Representations and Warranties of Bioceres Group, Nordelis, Union Group, Nutrecon and Gentle Tech		22
	4.1	Corporate Status	22
	4.2	Subsidiaries	23
	4.3	Governmental Approvals and Consents	23
	4.4	Financial Statements	23
	4.5	Absence of Undisclosed Liabilities	24
	4.6	Absence of Changes	24
	4.7	Material Contracts	25
	4.8	Assets; Real Property	26
	4.9	Intellectual Property	27
	4.10	Litigation	30
	4.11	Compliance with Laws; Consents	30
	4.12	Environmental Matters	31
	4.13	Employees; Labor Matters	32
	4.14	Taxes	33
	4.15	Insurance	36
	4.16	Customers and Suppliers	36

i

	4.17	Accounts Receivable	36
	4.18	Affiliate Transactions; Guaranties	36
	4.19	State Takeover Statutes	37
	4.20	Brokers and Finders	37
	4.21	Full Disclosure	37
	4.22	No Other Representations or Warranties	37

5	Representations and Warranties of Moolec		38
	5.1	Corporate Status; Authorization; Binding Effect	38
	5.2	Governmental Approvals	38
	5.3	Moolec Shares	38
	5.4	No Conflicts	39
	5.5	Purchase for Investment	39
	5.6	Litigation	39
	5.7	Brokers and Finders	39
	5.8	Moolec SEC Documents	40
	5.9	Subsidiaries	41
	5.10	Material Contracts	41
	5.11	Assets; Real Property	43
	5.12	Intellectual Property	44
	5.13	Compliance with Laws; Consents	46
	5.14	Environmental Matters	47
	5.15	Employees; Labor Matters	48
	5.16	Taxes	49
	5.17	Insurance	51
	5.18	Customers and Suppliers	51
	5.19	Affiliate Transactions; Guaranties	52
	5.20	No Other Representations or Warranties	52

6	Covenants		52
	6.1	Covenants of Bioceres Group, Nordelis, Union Group, Nutrecon and Gentle Tech	52
	6.2	Covenants of Moolec	57

7	Conditions Precedent		60
	7.1	Conditions to Obligations of Each Party	60
	7.2	Conditions to Obligations of Moolec	60
	7.3	Conditions to Obligations of the Transferors	62

8	Tax Matters		63
	8.1	Tax Returns	63
	8.2	Payment of Taxes	64
	8.3	Allocation of Tax Liability	64
	8.4	Cooperation on Tax Matters	65
	8.5	Tax Sharing Agreements	65
	8.6	Indemnification	65
	8.7	Contests	66
	8.8	Withholding	66

ii

9	Termination		66
	9.1	Termination	66
	9.2	Effect of Termination	67

10	Indemnification and Holdback		67
	10.1	Indemnification by the Transferors	67
	10.2	Holdback Provision	68
	10.3	Claims Against Holdback	68
	10.4	Survival of Representations and Warranties	68

11	Miscellaneous		68
	11.1	Fees and Expenses	68
	11.2	Appointment and Role of Bioceres Group Shareholders Representative	69
	11.3	Dragged Bioceres Group Shareholders’ Undertaking	70
	11.4	Notices	71
	11.5	Entire Agreement	72
	11.6	Schedules	72
	11.7	Confidentiality	73
	11.8	Amendment; Waivers	73
	11.9	Severability	73
	11.10	Counterparts	73
	11.11	Binding Effect	74
	11.12	Assignment	74
	11.13	No Third Party Beneficiaries	74
	11.14	Governing Law	74
	11.15	Waiver of Jury Trial	74

Exhibit A - Closing Allocation Template

Exhibit B - Term of Adherence

Exhibit C - Equity Incentive Plan

iii

BUSINESS COMBINATION AGREEMENT, dated as of April 17, 2025, among:

(1)	Moolec Science SA, a public limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 17, boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under registration number B268440 (“Moolec”),

(2)	Each of the shareholders of Bioceres Group whose names are set out in Schedule 1.1 (the “Bioceres Group Initial Shareholders”),

(3)	Union Group Ventures Ltd, a company incorporated under the laws of the British Virgin Islands (“Union Group”),

(4)	Nordelis Ventures Corp, a company incorporated under the laws of the British Virgin Islands (“Nordelis”),

(5)	Bioceres Group Limited, a company incorporated under the laws of England and Wales (“Bioceres Group”),

(6)	Gentle Technologies Corp, a company incorporated under the laws of the British Virgin Islands (“Gentle Tech”),

(7)	Nutrecon LLC, a limited liability company formed under the laws of the State of Delaware (“Nutrecon”), and

(8)	Theo I SCSp, a special limited partnership (société en commandite spéciale) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 30, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés de Luxembourg) under registration number B257706 (“Theo”), as intervening consenting party.

Each of Moolec, Bioceres Group Initial Shareholders, Union Group, Nordelis, Bioceres Group, Gentle Tech and Nutrecon shall individually be referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms used herein without definition are defined in Section 1.1.

W I T N E S S E T H

Whereas:

(A)	On the date hereof, the Bioceres Group Initial Shareholders own the totality of the (i) Bioceres Group Initial Ordinary Shares, and (ii) Bioceres Group Preference Shares, and the Bioceres Group Additional Shareholders own the totality of the Bioceres Group Additional Ordinary Shares;

(B)	On the date hereof, Nordelis owns all of the 50,000 issued and outstanding membership interests of Nutrecon (the “Nutrecon Membership Interests”);

(C)	On the date hereof, Bioceres Group and Union Group each own 50% of the 2,000,000 issued and outstanding ordinary shares, no par value per share, of Gentle Tech;

(D)	As a condition precedent to Closing, subject to the terms and conditions of the Agreement, Bioceres Group shall procure that all the Bioceres Group Additional Shareholders adhere to this Agreement pursuant to the Bioceres Group New Articles;

(E)	As a condition precedent to Closing, subject to the terms and conditions of the Agreement, Moolec shall complete the RSS and the Redomiciliation;

(F)	The board of directors of each Party (or equivalent governing body), after consulting with their respective advisors, including but not limited to legal and financial advisors, has determined that (i) the execution of this Agreement, (ii) the consummation of the Contribution and Exchange, and (iii) the compliance with the obligations set forth in this Agreement are in each Party’s and its stakeholders’ best interests;

(G)	At Closing, subject to the terms and conditions of the Agreement (i) the Bioceres Group Initial Shareholders shall transfer the Bioceres Group Initial Ordinary Shares and the Bioceres Group Preference Shares to Moolec, the consideration for which will be the issuance by Moolec of newly issued Moolec Shares, (ii) the Bioceres Group Additional Shareholders, to the extent they adhere to this Agreement, shall transfer the Bioceres Group Additional Ordinary Shares to Moolec, the consideration for which will be the issuance by Moolec of newly issued Moolec Shares, (iii) Nordelis shall transfer the Nutrecon Membership Interests to Moolec, the consideration for which will be the issuance by Moolec of newly issued Moolec Shares and Moolec Warrants, and (iv) Union Group shall transfer the 1,000,000 issued and outstanding ordinary shares it holds in Gentle Tech (the “Gentle Tech Union Shares”) to Moolec, the consideration for which will be the issuance by Moolec of newly issued Moolec Shares (all together, the “Contribution and Exchange”); and

(H)	The Transferors and Moolec agree that, pursuant to the Contribution and Exchange, the Contributed Entities will become Subsidiaries of Moolec and each Transferor will be issued Moolec Shares pursuant to the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

1	Definitions

1.1	Definition of Certain Terms

The following terms, as used herein, have the following meanings:

“Accounts Receivable” means the amounts owed to the Contributed Entities, as applicable, as of the Closing Date for goods sold or services rendered prior to Closing, whether or not the Contributed Entities have submitted an invoice for such goods or services, or for goods to be sold or services to be provided after the Closing for which the Contributed Entities have submitted an invoice.

“Affiliate” of a Person means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person. “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

“Affiliate Transaction” has the meaning given in Section 4.18.1.

“Agreement” means this Business Combination Agreement, including the Schedules and Exhibits.

“Assets” has the meaning given in Section 4.8.1.

“Balance Sheet” means the balance sheet contained in the Financial Statements.

“Balance Sheet Date” means June 30, 2024, for Bioceres Group and its Subsidiaries, June 30, 2024, for Gentle Tech and its Subsidiaries and December 31, 2023, for Nutrecon and its Subsidiaries.

“Bioceres Group” has the meaning given in the recitals to this Agreement.

“Bioceres Group Additional Ordinary Shares” means the 2,936,713 issued and outstanding ordinary shares of Bioceres Group held by the Bioceres Group Additional Shareholders.

“Bioceres Group Additional Shareholder” means each of the shareholders of Bioceres Group whose names are set out in Schedule 1.2 as they adhere hereto pursuant to Bioceres Group New Articles and in observance to Section 7.2.2.

“Bioceres Group Financial Statements” has the meaning given in Section 4.4.1.

“Bioceres Group Initial Ordinary Shares” means the 19,593,875 issued and outstanding ordinary shares of Bioceres Group held by the Bioceres Group Initial Shareholders.

“Bioceres Group Initial Shareholders” has the meaning given in the recitals to this Agreement.

“Bioceres Group New Articles” means the new articles of association of Bioceres Group adopted by a special resolution of certain Bioceres Group Shareholders at the General Meeting held on April 1, 2025.

“Bioceres Group Ordinary Shares” means 22,530,588 issued and outstanding ordinary shares of Bioceres Group, composed by the Bioceres Group Initial Ordinary Shares and the Bioceres Group Additional Ordinary Shares.

“Bioceres Group Original Shares” means the Bioceres Group Ordinary Shares and the Bioceres Group Preference Shares.

“Bioceres Group Preference Shares” means 50,000 redeemable preference shares of Bioceres Group being 25,000 redeemable preference shares held by Ms. Gloria Montaron Estrada and 25,000 redeemable preference shares held by Mr. Federico Trucco.

“Bioceres Group Promissory Note” means the promissory note executed between Bioceres and Moolec on January 1, 2025, as assigned to Theo, in the amount of U.S.$491,894,000, plus interests.

“Bioceres Group Shareholders” means (i) the Bioceres Group Initial Shareholders, and (ii) the Bioceres Group Additional Shareholders to the extent they adhere to this Agreement.

“Bioceres Group Shareholders Representatives” means Ms. Gloria Montaron Estrada and Mr. Federico Trucco, who (i) were severally appointed by the Bioceres Group Initial Shareholders, and (ii) shall be severally appointed by certain Bioceres Group Additional Shareholders to act on their behalf pursuant to Section 11.2.

“BIOX” means Bioceres Crop Solutions Corp.

“BIOX 20-F” means the form 20-F filed by BIOX with the SEC on October 30, 2024.

“BIOX 6-K” means the form 6-K filed by BIOX with the SEC on February 28, 2025.

“Business” means the business as conducted by the Contributed Entities, taken as a whole, immediately prior to the date of this Agreement.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York (United States), George Town (Cayman Islands), London (England) and Buenos Aires (Argentina) are authorized or required to close.

“Claims Against Holdback” has the meaning given in Section 10.3.

“Closing” has the meaning given in Section 2.3.1.

“Closing Allocation List” means certain list to be provided by the Bioceres Group Shareholders Representative, Nordelis and Union Group to Moolec for review and approval prior to the Closing Date in the form of Exhibit A.

“Closing Date” has the meaning given in Section 2.3.1.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of December 23, 2024, between Moolec and Bioceres Group.

“Consent” means any consent, approval, authorization, novation, waiver, permit, grant, variance, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person.

“Contract” means any contract, subcontract, agreement, arrangement, franchise, warranty, purchase order, note, mortgage, indenture, license, lease, sublease, plan, commitment or other instrument, obligation or understanding, whether written or oral of any kind or character.

“Contributed Entities” means Bioceres Group and its Subsidiaries, Nutrecon and its Subsidiaries and Gentle Tech and its Subsidiaries.

“Contributed Entities Benefit Plans” means any agreement, plan, program, fund, policy, contract, arrangement or understanding (either written or unwritten and whether or not legally binding) providing compensation, benefits, pension, retirement, profit sharing, stock bonus, stock option, stock purchase, stock ownership, stock appreciation right, phantom or stock equivalent, bonus, incentive, deferred compensation, hospitalization, medical, dental, vision, retirement, vacation, insurance, sick pay, disability, death benefit, severance, worker’s compensation, supplementary unemployment benefits, perquisites, or similar employee benefits, or any salary reduction agreement, change-of-control agreement, retention agreement, employment agreement or consulting agreement, for the benefit of any current or former employee, officer, director or independent contractor (who is an individual) of the Contributed Entities and the beneficiaries and dependents thereof, which is now or previously has been entered into, maintained or contributed to, as the case may be, or with respect to which any withdrawal liability (within the meaning of section 4201 of ERISA) has been incurred, by the Contributed Entities, or any ERISA Affiliate, or pursuant to which the Contributed Entities or ERISA Affiliates has or may have any Liability, including (i) any “employee benefit plan” (as defined in section 3(3) of ERISA), and (ii) any “multiemployer plan” (as defined in section 3(7) of ERISA).

“Contributed Entities Intellectual Property” has the meaning given in Section 4.9.2.

“Contributed Entities IP Agreements” has the meaning given in Section 4.9.7.

“Contributed Entities Labor Agreements” has the meaning given in Section 4.13.1.

“Contribution and Exchange” has the meaning given in the recitals to this Agreement.

“Current Options” has the meaning given in Section 5.3.1.

“Derivative Securities” means (i) shares of capital stock of or other equity interests, (ii) securities convertible into or exercisable or exchangeable for shares of capital stock of or other equity interests, (iii) options, warrants or stock appreciation, phantom stock, preemptive or other rights or agreements, commitments or understandings of any kind, including rights of first refusal or first offer, or other obligation to issue, transfer or sell any capital stock, of or other equity interests in or securities convertible into or exercisable or exchangeable for capital stock of or other equity interests, (iv) obligations measured by the price or value of any shares of capital stock of or other equity interests, (v) voting trusts, proxies, shareholder agreements or other similar Contracts, or (vi) Contracts restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other equity interests.

“Disabling Devices” means any computer software viruses, time bombs, logic bombs, Trojan horses, trap doors, back doors, ransomware, spyware, adware, scareware, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate, slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising, disrupting access to, or disclosing data, files or other information.

“Drag Rights” means the drag along rights set out in the Bioceres Group New Articles.

“Dragged Bioceres Group Shareholder” means each shareholder in Bioceres Group whose shares will be transferred pursuant to the Drag Rights.

“Environmental Law” means any Law regulating or relating to the protection of human health and safety, natural resources or the environment, including Laws relating to contamination and the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of Hazardous Substances.

“Environmental Permit” means any permit, lease, license or other Consent required pursuant to applicable Environmental Law.

“Equity Incentive Plans” has the meaning given in Section 7.2.3.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in section 414(b), (c), (m) or (o) of the Code or section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Consideration” has the meaning given in Section 2.1.1(iv).

“Financial Statements” means Bioceres Group Financial Statements, Nutrecon Financial Statements and Gentle Tech Financial Statements.

“First Exchange Consideration” has the meaning given in Section 2.1.1.

“Gentle Tech” has the meaning given in the recitals to this Agreement.

“Gentle Tech Financial Statements” has the meaning given in Section 4.4.3.

“Governmental Approval” means any Consent of, with or to any Governmental Authority.

“Governmental Authority” means any international, supranational or national government, any state, provincial, local or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or a foreign nation or jurisdiction, any State of the United States or any political subdivision of any thereof, any court, tribunal or arbitration panel, or any self-regulatory organization.

“Hazardous Substances” means any substance, chemical, waste, material, pollutant or contaminant that: (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or petroleum products, or constituents thereof, radon gas, microbiological contamination or related materials; (ii) requires Remedial Action pursuant to any Environmental Law; (iii) is defined, listed or identified as a “hazardous waste,” “hazardous substance,” “toxic substance” or words of similar import thereunder; or (iv) is regulated under any Environmental Law.

“Holdback Amount” means 10% of the amount of the Exchange Consideration.

“Holdback Provision” the meaning given in Section 10.2.1.

“Indebtedness” means, with respect to any Person, all (i) obligations of such Person for borrowed money, whether current or funded, secured or unsecured, or with respect to deposits or advances of any kind; (ii) obligations of such Person evidenced by bonds, debentures, notes or similar instruments and all liabilities in respect of mandatorily redeemable capital stock or securities convertible into capital stock; (iii) obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the Ordinary Course of Business); (iv) obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person; (v) obligations of such Person issued or assumed as the deferred purchase price of assets, property or services; (vi) lease obligations of such Person capitalized on the books and records of such Person; (vii) obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions; (ix) letters of credit or performance bonds issued for the account of such Person and (x) guarantees and support and keep well arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, in each case, including the outstanding principal amount of such Indebtedness, together with all interest accrued thereon and all costs and charges associated therewith.

“Intellectual Property” shall mean any and all intellectual property rights of any kind or nature throughout the world, including: (a) all issued or pending U.S. and foreign patents and utility models, patent applications, including any extensions, reexaminations and reissues, divisionals, continuations and continuations-in-part, statutory invention registrations, registered designs or similar rights anywhere in the world in inventions and designs and discoveries, including invention disclosures (“Patents”); (b) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and similar indicia of origin and all registrations and applications for registration thereof and all goodwill connected with the use of and symbolized by any of the foregoing (“Trademarks”); (c) World Wide Web addresses, domain names, social media identifiers (such as X (formerly known as Twitter®), Threads® or Instagram® handles) and applications and registrations thereof (“Internet Properties”); (d) all copyrights, copyrights registrations and applications therefor and any equivalent rights in copyrightable works and works of authorship (“Copyrights”); (e) rights in Software, databases and data collections; and (f) trade secrets, confidential, proprietary and technical information, methods, processes, algorithms, formulae, customer data, customer data and supplier lists and price and cost information, and other rights in know-how (“Trade Secrets”).

“Key Employees” has the meaning given in Section 4.13.5 with regard to the Contributed Entities or in Section 5.15.5 with regard to Moolec.

“Knowledge of Bioceres Group” means with respect to any fact, circumstance, event or other matter in question, (a) the actual knowledge of such fact, circumstance, event or other matter, or (b) the knowledge of such fact, circumstance, event or other matter that would have been ascertained after reasonable inquiry, consistent with such Person’s title and responsibilities, in either case, by any of the following individuals with respect to such Party or the Party’s employees who directly report to such individuals: Mr. Federico Trucco.

“Knowledge of Moolec” means with respect to any fact, circumstance, event or other matter in question, (a) the actual knowledge of such fact, circumstance, event or other matter, or (b) the knowledge of such fact, circumstance, event or other matter that would have been ascertained after reasonable inquiry, consistent with such Person’s title and responsibilities, in either case, by any of the following individuals with respect to such Party or the Party’s employees who directly report to such individuals: Mr. Gastón Paladini and Mr. José Lopez Lecube.

“Knowledge of the Contributed Entities” means with respect to any fact, circumstance, event or other matter in question, (a) the actual knowledge of such fact, circumstance, event or other matter, or (b) the knowledge of such fact, circumstance, event or other matter that would have been ascertained after reasonable inquiry, consistent with such Person’s title and responsibilities, in either case, by any of the following individuals with respect to such Party or the Party’s employees who directly report to such individuals: Mr. Federico Trucco and Mr. Juan Presa.

“Law” means any federal, state, local, foreign, international or supranational law (including common law), statute, treaty, ordinance, rule, regulation, Order, code, governmental restriction or other legally binding requirement.

“Leased Real Property” has the meaning given in Section 4.8.4.

“Leases” has the meaning given in Section 4.8.4.

“Liabilities” means any and all debts, losses, liabilities, Litigation, fines, costs, royalties, deficiencies or obligations of any nature, whether known or unknown, absolute, accrued, off-balance sheet, contingent or otherwise and whether due or to become due, and any out-of-pocket costs and expenses (including attorneys’, accountants’ or other fees and expenses).

“Lien” means any mortgage, pledge, hypothecation, assignment, right of others, claim, charge, security interest, license, encumbrance, adverse claim or interest, easement, covenant, encroachment, servitude, option, lien, put or call right, right of first offer or refusal, voting right or other restrictions or limitations of any nature whatsoever.

“Litigation” means any action, cause of action, claim, cease and desist letter, demand, suit, proceeding, hearing, arbitration, citation, summons, subpoena or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

“Losses” has the meaning given in Section 10.1.

“Material Adverse Effect” means any fact, circumstance, change, development, condition, event, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, (a) a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Contributed Entities, taken as a whole, or (b) a material adverse effect on, or that prevents or materially delays, the ability of the Contributed Entities to perform its obligations under, and to consummate the Contribution and Exchange; provided, that, in the case of clause (a), a “Material Adverse Effect” shall not be deemed to include any fact, circumstance, change, development, condition, event, occurrence or effect to the extent resulting from or arising out of any of the following:

(i)	any facts, circumstances, changes, developments, conditions, events, occurrences or effects generally affecting (A) any of the industries in which the Contributed Entities operate or (B) the economy, credit, debt, securities or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates or deterioration in the credit markets generally; or

(ii)	any facts, circumstances, changes, developments, conditions, events, occurrences or effects resulting from or attributable to (A) changes or proposed changes in Law, in accounting standards, or any changes or proposed changes in the interpretation or enforcement of any of the foregoing, (B) the execution and delivery of this Agreement or the public announcement, pendency or consummation of the Contribution and Exchange, or the performance of this Agreement and the Contribution and Exchange (including compliance with the covenants set forth herein and any action taken or omitted to be taken by the Contributed Entities at the request of or with the consent of Moolec), or the identity of Moolec, (C) acts of war (whether or not declared) or any outbreak of hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), outbreak of hostilities, sabotage or terrorism, (D) weather, earthquakes, hurricanes, tornados, natural disasters, climatic conditions, epidemics, pandemics or outbreaks of illness or other public health events (or any escalation or worsening of any such illnesses or events, including, in each case, the response of Governmental Authorities thereto) or other natural or man-made disasters, (E) any civil unrest, or any changes in political conditions (including any government shutdowns or debt payment defaults of any government), or any response of any Governmental Authority thereto, (F) any Contribution and Exchange Litigation; provided, that facts, circumstances, changes, developments, conditions, events, occurrences or effects set forth in clauses (i), (ii)(A), (ii)(C) and (ii)(D) above may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such facts, circumstances, changes, developments, conditions, events, occurrences or effects have a disproportionate adverse effect on the Contributed Entities, taken as a whole, compared to other similarly situated companies that operate in the industries in which the Contributed Entities operate (provided, that only the incremental disproportionate adverse effects of such facts, circumstances, changes, developments, conditions, events, occurrences or effects may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Material Contract” has the meaning given in Section 4.7.2 with regard to the Contributed Entities or in Section 5.10.2 with regard to Moolec.

“Moolec” has the meaning given in the recitals to this Agreement.

“Moolec Benefit Plans” means any agreement, plan, program, fund, policy, contract, arrangement or understanding (either written or unwritten and whether or not legally binding) providing compensation, benefits, pension, retirement, profit sharing, stock bonus, stock option, stock purchase, stock ownership, stock appreciation right, phantom or stock equivalent, bonus, incentive, deferred compensation, hospitalization, medical, dental, vision, retirement, vacation, insurance, sick pay, disability, death benefit, severance, worker’s compensation, supplementary unemployment benefits, perquisites, or similar employee benefits, or any salary reduction agreement, change-of-control agreement, retention agreement, employment agreement or consulting agreement, for the benefit of any current or former employee, officer, director or independent contractor (who is an individual) of the Contributed Entities and the beneficiaries and dependents thereof, which is now or previously has been entered into, maintained or contributed to, as the case may be, or with respect to which any withdrawal liability (within the meaning of section 4201 of ERISA) has been incurred, by the Contributed Entities, or any ERISA Affiliate, or pursuant to which the Contributed Entities or ERISA Affiliates has or may have any Liability, including (i) any “employee benefit plan” (as defined in section 3(3) of ERISA), and (ii) any “multiemployer plan” (as defined in section 3(7) of ERISA).

“Moolec Board Resolutions” the resolutions of the board of directors of Moolec (i) prior to the Redomiciliation approving the execution of this Agreement, and (ii) following the Redomiciliation approving (a) the issuance of the Exchange Consideration (including the grant of Moolec Warrants and the issuance of any Moolec Shares upon the exercise of the Moolec Warrants), (b) any filing required in connection with the Contribution and Exchange, and (c) instructing the maintainer of Moolec’s register of members to update the register of members.

“Moolec EGM” means the Extraordinary General Meeting of the shareholders of Moolec which will be held, among other matters, to approve the RSS.

“Moolec IP Agreements” has the meaning given in Section 5.12.7.

“Moolec Key Employees” has the meaning given in Section 5.15.5.

“Moolec Labor Agreements” has the meaning given in Section 5.15.1.

“Moolec Registered Intellectual Property” has the meaning given in Section 5.12.1.

“Moolec SEC Documents” has the meaning given in Section 5.8.

“Moolec Shares” means shares of Moolec.

“Moolec Subscription Agreement” means that certain Subscription Agreement entered into by and among Moolec and certain Bioceres Group Shareholders on December 20, 2022, pursuant to which certain Bioceres Group Shareholders subscribed for shares in Moolec at the time of Moolec’s admission to trade on Nasdaq.

“Moolec Subscription Agreement Shareholders” means the Bioceres Group Shareholders who subscribed for shares in Moolec pursuant to the Moolec Subscription Agreement and have not yet paid up the subscription amount on such shares in Moolec.

“Moolec Warrants” means 5,000,000 warrants to acquire Moolec Shares at an exercise price per Moolec Share of U.S.$2.00, which may be adjusted based on the ratio selected by Moolec’s board of directors in furtherance of the decisions taken at the Moolec EGM, to be exercised within three years of the Closing Date.

“Nordelis” has the meaning given in the recitals to this Agreement.

“Notice” has the meaning given in Section 11.4.1.

“Nutrecon” has the meaning given in the recitals to this Agreement.

“Nutrecon Financial Statements” has the meaning given in Section 4.4.2.

“Order” means any judgment, order, administrative order, writ, directive, stipulation, injunction (whether permanent or temporary), award, decree or similar legal restraint of, or binding settlement having the same effect with, any Governmental Authority.

“Ordinary Course” or “Ordinary Course of Business” means the conduct of the Business in accordance with the Contributed Entities and Moolec’s normal day-to-day customs, practices and procedures, consistent with past practice (including with respect to quantity and frequency).

“Outstanding Subscription Amount” means the outstanding amount owed to Moolec pursuant to the Moolec Subscription Agreement, which shall be re-calculated by applying the highest of (i) the 20-day VWAP for Moolec Shares on the date that is 2 Business Days prior to Closing, or (ii) U.S.$2.00 per share, which may be adjusted based on the ratio selected by Moolec’s board of directors in furtherance of the decisions taken at the Moolec EGM.

“Owned Intellectual Property” means any Intellectual Property, including the Registered Intellectual Property, that are owned by or purported to be owned by the Contributed Entities.

“Owned Real Property” means all real property owned by a Person (together with all improvements and fixtures located thereon or attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating thereto.

“Parties” has the meaning given in the recitals to this Agreement.

“Permitted Liens” means (i) Liens specifically reserved against in the Audited Financial Statements, to the extent so reserved; (ii) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings to the extent that adequate reserves with respect thereto are maintained in accordance with the applicable accounting standards; (iii) Liens of warehousemen, mechanics and materialmen and other similar Liens arising by operation of Law in the Ordinary Course of Business; (iv) exclusive, non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business; (v) Liens that, individually and in the aggregate, do not and would not materially detract from the value of any of the assets or Real Property or materially interfere with the use thereof in the Ordinary Course of Business; or (vi) Liens granted by Bioceres Group or its Subsidiaries in connection with debt incurred by Bioceres Group or its Subsidiaries to repay any outstanding Indebtedness from Bioceres Group or its Subsidiaries, as long as the Indebtedness is disclosed in Schedule 4.7.1.

“Person” means any individual, firm, limited liability company, general or limited partnership, association, corporation (including not for profit), unincorporated organization, company, joint venture, trust, Governmental Authority or other entity of any kind or nature.

“POA Bioceres Group Additional Shareholders” means the Bioceres Group Additional Shareholders that execute on or prior to Closing the powers of attorney appointing the Bioceres Group Shareholders Representative to act on their behalf.

“Post-Closing Tax Periods” means any taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Redomiciliation” means the change of Moolec’s jurisdiction by discontinuing from the Grand Duchy of Luxembourg and transferring by way of continuation to the Cayman Islands as an exempted company limited by shares registered under the laws of the Cayman Islands.

“Related to the Business” means required or necessary for, primarily related to, used or held for use in connection with, useful in, or otherwise material to the Business as conducted by the Contributed Entities prior to the Closing.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Remedial Action” means all actions required to (i) clean up, remove, treat or in any other way remediate any Hazardous Substances; (ii) prevent the release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the environment or (iii) perform studies, investigations and care related to any such Hazardous Substances.

“Representatives” means, with respect to any Person, such Person’s accountants, counsel, financial and other advisers, representatives, consultants, directors, officers, employees, stockholders, partners, members and agents.

“Returning Holdback Amount” means the Holdback Amount less any amount of Moolec Shares corresponding to any Claim Against Holdback pursuant to Section 10.3.

“RSS” means the reverse stock split to be approved by Moolec’s shareholders and executed by Moolec to regain and thereafter maintain compliance with Nasdaq Listing Rule 5550(a)(2).

“Sanctioned Person” means a person, organization or entity:

(i)	designated on any Sanctions List;

(ii)	that is, or is part of (including any agency or instrumentality of), a government of a Sanctioned Territory;

(iii)	directly or indirectly owned or controlled (as such terms, including any applicable ownership and control requirements, are defined and construed in the applicable Sanctions Law or in any related official guidance) by any of the foregoing;

(iv)	located, organized, operating from, incorporated under the laws of or residing in any Sanctioned Territory; or

(v)	otherwise a target of any Sanctions Law, or is acting on behalf of any of the persons listed in paragraphs (i) to (iv) above, for the purpose of evading or avoiding, or having the intended effect of or intending to evade or avoid or facilitating the evasion or avoidance of any Sanctions Law.

“Sanctioned Territory” means any country or other territory subject to a comprehensive export, import, financial or investment embargo under any Sanctions Law, which as at the date of this Agreement currently comprise Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine/Sevastopol and the so-called Luhansk and Donetsk People’s Republics.

“Sanctions Authority” means (i) the United States, (ii) the United Nations Security Council, (iii) the European Union or any member state thereof, (iv) the United Kingdom or (v) the respective governmental institutions of any of the foregoing including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”), the U.S. Department of Commerce, the U.S. Department of State, any other agency of the U.S government, and HM Treasury.

“Sanctions Law” means economic or financial sanctions, restrictive measures, trade embargoes or export control laws imposed, administered or enforced from time to time by any Sanctions Authority including, for the avoidance of doubt, any Sectoral Sanctions.

“Sanctions List” means any of the lists of asset-freeze designated or sanctioned individuals or entities (or equivalent) issued by any Sanctions Authority, each as amended, supplemented or substituted from time to time, including, without limitation, the List of Specially Designated Nationals and Blocked Persons, and the Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List, each administered by OFAC; the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions; and the Consolidated List of Financial Sanctions Targets in the UK administered by HM Treasury.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Exchange Consideration” has the meaning given in Section 2.1.1(iii).

“Sectoral Sanctions” means sanctions imposed by any Sanctions Authority which do not freeze the assets of or prohibit the provision of any funds or economic resources to a designated person but merely restrict the ability of certain individuals or entities to access financing or export or import goods, technology, or services.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means all computer software (in object code or source code format), operating systems, tools, firmware, middleware, modules, models, algorithms and routines, application systems, interfaces, data and databases, and all related documentation and materials.

“Squeezed Shares” has the meaning given in Section 2.4.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiaries” means each corporation or other Person in which a Person (i) owns or controls, directly or indirectly, capital stock or other equity interests representing the majority of the outstanding voting stock or other equity interests, (ii) has the right to appoint or remove a majority of its board of directors or equivalent managing body or (iii) otherwise has the power, directly or indirectly, to direct or cause the direction of management and policies.

“Tax” means any federal, state, local, foreign or other taxes, fees and charges of any nature whatsoever imposed by any jurisdiction or governmental or taxing authority thereof or therein (including income (net or gross), gross receipts, profits, alternative or add-on minimum, franchise, license, capital, capital stock, intangible, services, premium, mining, transfer, sales, use, ad valorem, payroll, wage, severance, windfall profits, import, excise, custom, stamp, withholding or estimated taxes), fees, duties, assessments, withholding or governmental charges of any kind whatsoever (including interest, penalties, additions to tax or additional amounts with respect to such items).

“Tax Loss” has the meaning given in Section 8.6.

“Tax Return” means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Term of Adherence” means the joinder to be signed by (i) the Bioceres Group Shareholders Representatives on behalf of each POA Bioceres Group Additional Shareholder, and (ii) Bioceres Group on behalf of each Dragged Bioceres Group Shareholder, agreeing and undertaking to adhere to the terms of this Agreement, in accordance with the template set forth in Exhibit B.

“Termination Date” has the meaning given in Section 9.1.2.

“Theo” has the meaning given in the recitals to this Agreement.

“Theo Carve-Out” means the transfer of Bioceres Group’s 96.2% participation in Theo to the Bioceres Group Shareholders (pro rata to the Bioceres Group Shareholders’ holding of Ordinary Shares in Bioceres Group immediately prior to Closing) in accordance with Schedule 6.2.4(ii).

“Third Exchange Consideration” has the meaning given in Section 2.1.1(iv).

“Transferors” means the Bioceres Group Shareholders, Nordelis and Union Group.

“Union Group” has the meaning given in the recitals to this Agreement.

“Union Group Promissory Note” means the promissory note executed between Union Group and Moolec on July 26, 2022, as amended, in the amount of U.S.$500,000, plus interests.

1.2	Construction

The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be deemed to mean “and/or.” The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase. Terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement, except as otherwise indicated in this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. All references to dollar amount in this Agreement shall be references to U.S. dollars unless otherwise expressly set forth herein. References to “days” shall mean “calendar days” unless expressly stated otherwise. No specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty. Any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified.

2	Contribution and Exchange

2.1	Contribution and Exchange

2.1.1	At Closing, subject to the terms and conditions of this Agreement, including but not limited to the Holdback Provision and the deductions set forth in Section 2.2:

(i)	the Bioceres Group Initial Shareholders shall transfer each Bioceres Group Initial Ordinary Share and each Bioceres Group Preference Share held by each of them to Moolec in exchange for 3.15 Moolec Shares and Moolec shall issue these Moolec Shares to the Bioceres Group Initial Shareholders as consideration for the transfer of the Bioceres Group Initial Ordinary Shares and the Bioceres Group Preference Shares, and

(ii)	the Bioceres Group Additional Shareholders shall transfer each Bioceres Group Additional Ordinary Share held by each of them to Moolec in exchange for 3.15 Moolec Shares and Moolec shall issue these Moolec Shares to the Bioceres Group Additional Shareholders as consideration for the transfer of the Bioceres Group Additional Ordinary Shares,

(the Moolec Shares to be issued to the Bioceres Group Initial Shareholders and Bioceres Group Additional Shareholders, the “First Exchange Consideration”).

(iii)	Nordelis shall transfer the totality of the Nutrecon Membership Interests to Moolec and Moolec shall issue 5,000,000 newly issued Moolec Shares and grant the Moolec Warrants to Nordelis as consideration for the transfer of the Nutrecon Membership Interests (the Moolec Shares to be issued to Nordelis, the “Second Exchange Consideration”), and

(iv)	Union Group shall transfer the Gentle Tech Union Shares to Moolec and Moolec shall issue 1,475,000 newly issued Moolec Shares as consideration for the transfer of the Gentle Tech Union Shares (the Moolec Shares to be issued to Union Group, the “Third Exchange Consideration”, and, together with the First Exchange Consideration and the Second Exchange Consideration, the “Exchange Consideration”).

2.1.2	The Parties agree that (x) the ratio of 3.15 set forth in Sections 2.1.1(i) and 2.1.1(ii), as well as any other issuances pursuant to this Agreement that consider this ratio as a reference, and (y) the number of Moolec Shares and the number and exercise price of Moolec Warrants set forth in Sections 2.1.1(iii) and 2.1.1(iv), as well as any other issuances pursuant to this Agreement that consider these numbers or exercise price as references might be adjusted based on the ratio selected by Moolec’s board of directors in furtherance of the decisions taken at the Moolec EGM.

2.2	Deductions from the Exchange Consideration

2.2.1	The Parties agree that the number of Moolec Shares that the Moolec Subscription Agreement Shareholders will receive at Closing will be reduced to settle the Outstanding Subscription Amount.

2.2.2	The Parties agree that the number of Moolec Shares that each Bioceres Group Shareholder will receive will be subject to a deduction in an amount equal to the stamp tax payable on the transfer by that Bioceres Group Shareholder of its shareholding in Bioceres Group to Moolec.

2.2.3	Schedule 2.2.3 sets forth the mechanics of the deductions described in Sections 2.1.1 and 2.2.2, which will serve as basis for the elaboration of the Closing Allocation List.

2.2.4	The Parties agree that no fraction of Moolec Shares will be issued in connection with the Exchange Consideration and each Transferor who would otherwise be entitled to a fraction of a share (after aggregating all such fractional shares that otherwise would be received by such Transferor) shall instead have the number of Moolec Shares issued to such Transferor rounded down in the aggregate to the nearest whole number.

2.3	Closing

2.3.1	The closing of the Contribution and Exchange (the “Closing”) shall take place at 12:00 p.m. (ARG) on the date that is two Business Days after the conditions set forth in Section 7 have been satisfied or waived (other than conditions that by their terms are to be satisfied at Closing but subject to the satisfaction or waiver of such conditions), or on such other date as the Parties may agree to in writing (the “Closing Date”).

2.3.2	At Closing, the Contributed Entities, Nordelis and Union Group, as applicable, shall deliver or cause to be delivered to Moolec the following documents to attest the transfer of:

(i)	with respect to the Bioceres Group Original Shares, as described in Schedule 2.3.2(i)

(ii)	With respect to the Nutrecon Membership Interests, a duly executed Second Amended and Restated Operating Agreement reflecting Moolec’s ownership of the Nutrecon Membership Interests and a Membership Interest Assignment Agreement, as applicable.

(iii)	With respect to the Gentle Tech Union Shares, duly executed amended corporate documents, as applicable, reflecting Moolec’s ownership of the Gentle Tech Union Shares and any additional transfer agreement, as applicable.

2.3.3	At Closing, Moolec shall: (i) issue the Moolec Shares representing the Exchange Consideration, except for the Holdback Amount and the deductions set forth in Section 2.2.1 and 2.2.2, and the Transferors shall receive Moolec Shares pursuant to the Closing Allocation List.

2.3.4	At Closing, the Contributed Entities, Nordelis and Union Group, as applicable, shall deliver or cause to be delivered to Moolec all the books and records of the Contributed Entities that are held by the Transferors or the Contributed Entities; and

2.3.5	At Closing, the Contributed Entities, Nordelis and Union Group, as applicable, and Moolec shall each deliver all other instruments, agreements, certificates and documents required to be delivered by such Party on or prior to the Closing Date pursuant to this Agreement.

2.4	Squeeze Out Rights

2.4.1	If any of the Bioceres Group Ordinary Shares are to be transferred to Moolec pursuant to the “squeeze out” rights in section 979 Companies Act 2006 (“Squeezed Shares”):

(i)	Bioceres Group and Moolec will observe the statutory process for transferring the Squeezed Shares;

(ii)	this Agreement shall not apply to the transfer of the Squeezed Shares and any provision which purports to apply to the Squeezed Shares shall be deemed to disregard the Squeezed Shares provided always that the Squeezed Shares are transferred to Moolec pursuant to such squeeze out procedure;

(iii)	the holders of the Squeezed Shares will not be bound by any of the provisions of this Agreement (unless and to the extent that they are a party to it in a capacity other than as a holder of Squeezed Shares); and

(iv)	any item of this Agreement which may apply to the Squeezed Shares shall be subject to this section 2.4.

3	Representations and Warranties of Certain Transferors

As of the date hereof and as of the Closing Date, each of the Bioceres Group Initial Shareholders, Nordelis, Union Group, Bioceres Group, Nutrecon and Gentle Tech, as applicable, in respect of itself only, unless otherwise indicated below, severally represent and warrant to Moolec as follows:

3.1	Organization and Good Standing

3.1.1	If the Bioceres Group Initial Shareholder is an entity, it is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, with full power and authority to conduct its business as it is now being conducted and to own or use the properties or assets that it purports to own or use.

3.1.2	Nordelis and Union Group are duly organized, validly existing and in good standing under the laws of their jurisdiction of formation, with full power and authority to conduct its business as it is now being conducted and to own or use the properties or assets that it purports to own or use.

3.2	Capacity and Authority: Binding Effect

3.2.1	If the Bioceres Group Initial Shareholder is an entity, it has all right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. If the Bioceres Group Initial Shareholder is a natural person, he/she is of legal age and has the capacity to execute and deliver this Agreement and to perform his/her obligations hereunder.

3.2.2	Nordelis and Union Group have all right, power and authority to execute and deliver this Agreement and to perform their obligations hereunder.

3.2.3	This Agreement constitute the legal, valid, and binding obligation, enforceable against each of the Bioceres Group Initial Shareholders, Union Group and Nordelis.

3.2.4	If the Bioceres Group Initial Shareholder is an entity, it has taken all corporate action required by it to authorize it to enter into and to perform this Agreement, as applicable.

3.2.5	Nordelis and Union Group have taken all corporate action required to authorize them to enter into and to perform this Agreement, as applicable.

3.2.6	Each of the Bioceres Group Initial Shareholders, Nordelis and Union Group is either: (i) an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933 (as amended)) or (ii) not a U.S. Person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act of 1933 (as amended).

3.3	No Conflict

3.3.1	Bioceres Group represents and warrants that the execution, delivery and performance of this Agreement will not, directly or indirectly (with or without notice or lapse of time) (a) if the Bioceres Group Initial Shareholder is an entity, contravene, conflict with, or result in a violation of (i) any provision of their organizational documents or (ii) any resolution adopted by their governing body or equity holders, (b) contravene, conflict with, or result in a violation any law, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority, or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligation under, or create in any person the right to accelerate any obligation under, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which it is a party or by which it is bound or to which any of its assets are subject.

3.3.2	Nordelis and Union Group severally represent and warrant that the execution, delivery and performance of this Agreement will not, directly or indirectly (with or without notice or lapse of time) (a) contravene, conflict with, or result in a violation of (i) any provision of their organizational documents or (ii) any resolution adopted by their governing body or equity holders, (b) contravene, conflict with, or result in a violation any law, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority, or (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of any obligation under, or create in any person the right to accelerate any obligation under, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which each of them is a party or by which each of them is bound or to which any of their assets are subject.

3.4	Bioceres Group Original Shares

3.4.1	Bioceres Group represents and warrants to Moolec that the Bioceres Group Original Shares represent validly issued, fully paid and non-assessable ordinary or preferential shares, as applicable, of Bioceres Group and are being delivered free and clear of all liens and encumbrances, subject to securities Laws.

3.4.2	Bioceres Group represents and warrants to Moolec that, except for this Agreement (i) the Bioceres Group Original Shares are not subject to any pre-emptive rights, rights of first refusal, rights of rescission, or similar rights and (ii) there are no outstanding equity awards, options, warrants, calls, rights, exchangeable or convertible securities, commitments or agreements of any character, written or oral, relating to such Bioceres Group Original Shares, except as listed in Schedule 3.4.2.

3.5	Nutrecon Membership Interests

3.5.1	Nordelis represents and warrants to Moolec that the Nutrecon Membership Interests represent validly issued, fully paid and non-assessable membership interests of Nutrecon and are being delivered free and clear of all liens and encumbrances, subject to securities Laws.

3.5.2	Nordelis represents and warrants to Moolec that, except for this Agreement (i) the Nutrecon Membership Interests are not subject to any pre-emptive rights, rights of first refusal, rights of rescission, or similar rights and (ii) there are no outstanding equity awards, options, warrants, calls, rights, exchangeable or convertible securities, commitments or agreements of any character, written or oral, relating to such Nutrecon Membership Interests.

3.6	Gentle Tech Union Shares

3.6.1	Union Group represents and warrants to Moolec that the Gentle Tech Union Shares represent validly issued, fully paid and non-assessable ordinary shares of Gentle Tech and are being delivered free and clear of all liens and encumbrances, subject to securities Laws.

3.6.2	Union Group represents and warrants to Moolec that, except for this Agreement (i) the Gentle Tech Union Shares are not subject to any pre-emptive rights, rights of first refusal, rights of rescission, or similar rights, and (ii) there are no outstanding equity awards, options, warrants, calls, rights, exchangeable or convertible securities, commitments or agreements of any character, written or oral, relating to such Gentle Tech Union Shares.

3.7	Investment Purpose

3.7.1	Nordelis, Union Group and Bioceres Group represent and warrant that the Bioceres Group Initial Shareholders, Nordelis and Union Group are acquiring the Moolec Shares representing the Exchange Consideration for their own investment account as principal, for investment purposes only, not for any other person or entity and not for the purpose of resale or distribution, except pursuant to sales registered or exempted under the Securities Act. Each of them has no present arrangement to effect any distribution of the Moolec Shares representing the Exchange Consideration to or through any other person or entity.

3.7.2	Nordelis, Union Group and Bioceres Group represent and warrant that each of the Bioceres Group Initial Shareholders, Nordelis and Union Group acknowledges that the Moolec Shares representing the Exchange Consideration are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Moolec Shares representing the Exchange Consideration may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

3.8	No General Solicitation

Nordelis, Union Group and Bioceres Group represent and warrant that the Bioceres Group Initial Shareholders, Nordelis and Union Group have received no general solicitation or general advertisement in connection with the transactions contemplated by this Agreement or investment in Moolec. Each of them has received no other representations or warranties from Moolec or any other person acting on behalf of Moolec, other than those contained in this Agreement.

3.9	No Reliance

Nordelis, Union Group and Bioceres Group represent and warrant that the Bioceres Group Initial Shareholders, Nordelis and Union Group have not relied upon Moolec’s or any of its Affiliates, directors, officers, employees or representatives for advice about tax, financial or legal consequences of a purchase of or investment in the Moolec Shares representing the Exchange Consideration, and neither Moolec nor any of its affiliates, managers, officers, employees or representatives has made or is making any representations to them about, or guaranties of, tax, financial or legal outcomes of a purchase of, or an investment in, the Moolec Shares representing the Exchange Consideration.

3.10	Brokers and Finders

Nordelis, Union Group and Bioceres Group represent and warrant that no investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of the Bioceres Group Initial Shareholders, Nordelis and Union Group, and no such Person is entitled to any fee or commission from Moolec or any of its Affiliates, in connection with the transactions contemplated by this Agreement.

3.11	No Other Representations or Warranties

Except for the representations and warranties expressly set forth in this Section 3, none of Nordelis, Union Group, the Bioceres Group Initial Shareholders, Bioceres Group, Nutrecon and Gentle Tech makes or has made any other representation or warranty, express or implied, at law or in equity, in their respect, the Contributed Entities or any of their respective Subsidiaries.

4	Representations and Warranties of Bioceres Group, Nordelis, Union Group, Nutrecon and Gentle Tech

As of the date hereof and as of the Closing Date, Bioceres Group (for BIOX, except as otherwise disclosed in the BIOX 20-F and/or the BIOX 6-K), Nordelis, Union Group, Nutrecon and Gentle Tech represent and warrant to Moolec as follows:

4.1	Corporate Status

4.1.1	Each of the Contributed Entities is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation with full corporate power and authority to conduct the Business and to own or lease and to operate its properties as and in the places where the Business is conducted and such properties are owned, leased or operated.

4.1.2	Each of the Contributed Entities is duly qualified or licensed to do business and in good standing in each of its jurisdiction of incorporation, which is the only jurisdiction in which the operation of the Business or the character of the properties owned, leased or operated by it in connection with the Business makes such qualification or licensing necessary.

4.1.3	Bioceres Group, Nordelis, Union Group, Nutrecon and Gentle Tech, as applicable, have delivered to Moolec complete and correct copies of the certificate of incorporation/formation and by-laws/operating agreement or other organizational documents of the Contributed Entities, in each case, as amended and in effect on the date hereof. None of the Contributed Entities is in violation of any of the provisions of its certificate of incorporation/formation or by-laws/operating agreement or other organizational documents.

4.1.4	The execution, delivery and performance by Bioceres Group, Nutrecon and Gentle Tech of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized in accordance with their board of directors (or similar governing body), which after consulting with their respective advisors, including but not limited to legal and financial advisors, has determined that (i) the execution of this Agreement, (ii) the consummation of the Contribution and Exchange, and (iii) the compliance with the obligations set forth in this Agreement are in their and their stakeholders’ best interests.

4.2	Subsidiaries

4.2.1	The authorized, issued and outstanding shares of capital stock of or other equity interests in all Subsidiaries of Bioceres Group, Subsidiaries of Nutrecon and Subsidiaries of Gentle Tech, their respective jurisdictions of formation/incorporation and Bioceres Group’s, Nutrecon’s and Gentle Tech’s direct or indirect percentage ownership interest in such Subsidiaries, as applicable, are identified on Schedule 4.2. All of the outstanding shares of capital stock of or other equity interests in each Subsidiary of Bioceres Group, Nutrecon and Gentle Tech (i) are duly authorized, validly issued, fully paid and non-assessable and were not issued in contravention of any preemptive rights, rights of first refusal or first offer or similar rights or any federal or state securities laws and (ii) are owned beneficially and of record by Bioceres Group or one of its Subsidiaries, Nutrecon or one of its Subsidiaries, or Gentle Tech or one of its Subsidiaries, as set forth on Schedule 4.2, free and clear of any Liens. Neither Bioceres Group nor any of its Subsidiaries, Nutrecon nor any of its Subsidiaries, Gentle Tech nor any of its Subsidiaries owns any shares of capital stock of or other equity interests in any other Person, except as set forth on Schedule 4.2. Except as set forth on Schedule 4.2, there are no outstanding Derivative Securities with respect to any shares of capital stock of or other equity interests in any Subsidiary of Bioceres Group, Subsidiary of Nutrecon and Subsidiary of Gentle Tech and there are no outstanding obligations of Bioceres Group or any of its Subsidiaries, Nutrecon or any of its Subsidiaries, or Gentle Tech or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such Derivative Securities.

4.2.2	Bioceres Group represents and warrants to Moolec that it has conducted all necessary legal analyses, assessments, and due diligence to determine the feasibility of performing the Theo Carve-Out. Bioceres Group further represents and warrants that, pursuant to the analysis, there are no legal impediments or restrictions, under applicable laws or regulations, that would prevent the execution of the Theo Carve-Out by Moolec pursuant to Schedule 6.2.4(ii).

4.3	Governmental Approvals and Consents

The execution, delivery and performance by Nordelis, Union Group, and the Contributed Entities of this Agreement, and the consummation of the transactions contemplated hereby, does not require (i) any Governmental Approvals, or (ii) any Consents of third parties.

4.4	Financial Statements

4.4.1	Attached as Schedule 4.4.1 are complete and correct copies of the audited consolidated financial statements of Bioceres Group and its Subsidiaries, as at the Balance Sheet Date, together with a report thereon by Price Waterhouse & Co. S.R.L., Bioceres Group’s independent public accountants (the “Bioceres Group Financial Statements”).

4.4.2	Attached as Schedule 4.4.2 are complete and correct copies of the unaudited consolidated financial statements of Synbio Powerlabs Oy, Nutrecon’s subsidiary, as at the Balance Sheet Date (“Nutrecon Financial Statements”).

4.4.3	Attached as Schedule 4.4.3 are correct copies of the unaudited consolidated statement of financial position as of June 30, 2024 and consolidated statement of comprehensive income for the year ended June 30, 2024 of Gentle Tech and its Subsidiaries (the “Gentle Tech Financial Statements”).

4.4.4	The financial statements of Bioceres Group and Gentle Tech were prepared using International Financial Reporting Standards (IFRS) and the financial statements of Synbio Powerlabs Oy was prepared using PMA Chapter 4 Micro-enterprise Code. Financial Statements represent in all material respects Bioceres Group’s, Synbio Powerlabs Oy’s and Gentle Tech’s financial status as at the Balance Sheet Date.

4.4.5	As at the Balance Sheet Date, the Financial Statements include all liabilities, recognize all provisions and disclose all contingent liabilities.

4.5	Absence of Undisclosed Liabilities

None of the Contributed Entities has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), whether or not required by the applicable accounting standards to be reflected in the Bioceres Group Financial Statements, Nutrecon Financial Statements or Gentle Tech Financial Statements, other than liabilities and obligations (a) reserved against or reflected in Bioceres Group Financial Statements, Nutrecon Financial Statements or Gentle Tech Financial Statements, as the case may be, for the Balance Sheet Date (including in the notes thereto), (b) incurred in the Ordinary Course of Business since the Balance Sheet Date, (c) incurred in connection with Bioceres Group’s, Nutrecon’s or Gentle Tech’s contribution process, including this Agreement, or (d) that would not constitute a Material Adverse Effect.

4.6	Absence of Changes

Except as set forth on Schedule 4.6, since the Balance Sheet Date the Contributed Entities have conducted the Business only in the Ordinary Course and, without limiting the foregoing, there has not been any:

4.6.1	event, development or state of circumstances experienced by the Contributed Entities or, to the Knowledge of the Contributed Entities, threatened that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

4.6.2	declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Bioceres Group, Nutrecon or Gentle Tech or any repurchase or redemption by Bioceres Group, Nutrecon or Gentle Tech of any shares of its capital stock;

4.6.3	(i) incurrence, assumption or guarantee of any Indebtedness by any of the Contributed Entities (excluding BIOX), and (ii) to the Knowledge of Bioceres Group, incurrence, assumption or guarantee of any Indebtedness by BIOX;

4.6.4	(i) creation or other incurrence by the Contributed Entities (excluding BIOX) of any Lien on any material asset, other than Permitted Liens, and (ii) to the Knowledge of Bioceres Group, creation or other incurrence by BIOX of any Lien on any material asset, other than Permitted Liens;

4.6.5	material damage, destruction or other casualty loss (whether or not covered by insurance);

4.6.6	change in any accounting principle, policy, method or procedure by the Contributed Entities or any revaluation of any material assets;

4.6.7	(i) capital expenditures in an amount in excess of U.S.$1,000,000 in the aggregate for the Contributed Entities (excluding BIOX), and (ii) capital expenditures in an amount in excess of U.S.$2,000,000 in the aggregate for BIOX;

4.6.8	sale, transfer, lease or other disposition of any material assets, other than inventory sold in the Ordinary Course of Business, or any acquisition of any other Person, whether by merger or consolidation or by purchasing all or a material portion of the capital stock or assets of such Person, or by any other manner;

4.6.9	(i) any making of any loan, advance or capital contributions to or investment in any Person by the Contributed Entities (excluding BIOX), and (ii) to the Knowledge of Bioceres Group, any making of any loan, advance or capital contributions to or investment in any Person by BIOX;

4.6.10	agreement or commitment to do any of the foregoing, or any action or omission that would reasonably be expected to result in any of the foregoing.

4.7	Material Contracts

4.7.1	Except as set forth on Schedule 4.7.1, none of the Contributed Entities is bound by or a party to any:

(i)	Contract relating to Indebtedness (in each case, whether incurred, assumed, guaranteed or secured by any asset);

(ii)	joint venture, partnership, limited liability company or other similar Contract;

(iii)	material lease for personal property;

(iv)	(x) sales, distribution, agency and marketing Contract (or series of related Contracts) in excess of U.S.$100,000 in any annual period for the Contributed Entities (excluding BIOX), and (y) sales, distribution, agency and marketing Contract (or series of related Contracts) in excess of U.S.$1,000,000 in any annual period for BIOX;

(v)	For the Contributed Entities (excluding BIOX), Contract (or series of related Contracts) relating to any outstanding commitment for capital expenditures in excess of U.S.$300,000 individually or U.S.$700,000 in the aggregate, and for BIOX, Contract (or series of related Contracts) relating to any outstanding commitment for capital expenditures in excess of U.S.$1,000,000 individually or U.S.$3,000,000 in the aggregate,

(vi)	Contract (or series of related Contracts) with any of the Persons listed on Schedule 4.16.1 or Schedule 4.16.2;

(vii)	Contract (or series of related Contracts) relating to the acquisition, disposition or lease of any Person, business or material real property or other material assets (whether by merger, sale of stock, sale of assets or otherwise);

(viii)	Contract containing any “change of control”, anti-assignment or similar provisions;

(ix)	Contract that (A) limits the freedom of the Contributed Entities (excluding BIOX) to compete in any line of business or with any Person or in any geographic area or (B) contains exclusivity obligations or restrictions binding on the Contributed Entities (excluding BIOX), in each case, whether before or after the Closing;

(x)	To the Knowledge of Bioceres Group, Contract that (A) limits the freedom of the BIOX to compete in any line of business or with any Person or in any geographic area or (B) contains exclusivity obligations or restrictions binding on BIOX, in each case, whether before or after the Closing;

(xi)	Contributed Entities IP Agreements;

(xii)	Contract (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of any of the Contributed Entities (excluding BIOX) or (B) the Contributed Entities (excluding BIOX) have directly or indirectly guaranteed liabilities or obligations of any other Person;

(xiii)	To the Knowledge of Bioceres Group, Contract (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of any of BIOX or (B) BIOX has directly or indirectly guaranteed liabilities or obligations of any other Person; or

(xiv)	other Contract that is (A) not made in the Ordinary Course of Business or (B) material to the Business.

4.7.2	Each Contract disclosed or required to be disclosed pursuant to this Section or Sections 4.8, 4.9, 4.11, 4.13, 4.14, or 4.15, (each, a “Material Contract”) is a legal, valid, binding and enforceable agreement of the Contributed Entities, as applicable, and is in full force and effect, and neither the Contributed Entities or, to the Knowledge of the Contributed Entities, any other party thereto is in default or breach under the terms of, or has provided any notice of any intention to terminate or modify, any such Material Contract, and, to the Knowledge of the Contributed Entities, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a breach thereof or a default thereunder or would result in a termination, modification, acceleration or vesting of any rights or obligations or loss of benefits thereunder. Complete and correct copies of (i) each Material Contract (including all waivers thereunder) and (ii) all form Contracts that are Related to the Business have been made available to Moolec.

4.8	Assets; Real Property

4.8.1	The Contributed Entities have good and valid title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the tangible and intangible assets, properties and rights that are Related to the Business (the “Assets”), in each case free and clear of any Liens, other than Permitted Liens.

4.8.2	The Assets constitute all of the Assets, properties and rights that are required for or material to the continued conduct of the Business on a stand-alone basis. The plants, buildings, structures, material equipment and other material tangible personal property included in the Assets are in good repair, working order and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use. To the Knowledge of the Contributed Entities, there are no facts or conditions affecting any material Assets that could reasonably be expected, individually or in the aggregate, to interfere in any material respect with the current use, occupancy or operation of such Assets.

4.8.3	The Contributed Entities have no Owned Real Property.

4.8.4	Schedule 4.8.4 sets forth a complete and correct list of all the real property leased by the Contributed Entities (the “Leases,” and together with all interests leased pursuant to the Leases, the “Leased Real Property”), including the address, landlord and tenant for each Lease. The Contributed Entities have delivered to Moolec complete and correct copies of each Lease. None of the Contributed Entities is a sublessor or grantor under any sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property.

4.8.5	The Real Property represents all of the real property that is Related to the Business. The use and operation of the Real Property in the conduct of the Business do not violate in any material respect any Law, Consent, Lien or agreement of any Governmental Authority. No material improvements constituting a part of the Real Property encroach on any real property not owned or leased by the Contributed Entities to the extent that removal of such encroachment would reasonably be expected to materially impair the manner and extent of the current use, occupancy and operation of such improvements. There are no Liens affecting the Real Property that materially impair the ability of the Contributed Entities to use such property in the operation of the Business in the Ordinary Course.

4.9	Intellectual Property

4.9.1	Schedule 4.9.1 sets forth a complete and correct list as of the date hereof of each (i) Patent, (ii) Trademark, (iii) Copyright, (iv) Internet Property and (v) any other Intellectual Property , in each case that is the subject of an application, certificate, filing, registration or other document issued by, registered with, filed with, submitted to or recorded by, any Governmental Authority or other organization or entity having authority over the issuance and maintenance thereof and that are owned by or purported to be owned by, filed in the name of, or applied for, by one of the Contributed Entities (the “Registered Intellectual Property”). One of the Contributed Entities Intellectual Property is listed in the records of the appropriate U.S., state or non-U.S. registry or Governmental Authority as the sole current owner of, or registrant with respect to, each application or registration identified in Schedule 4.9.1. Each of the Contributed Entities is in compliance with all legal, regulatory, administrative or contractual requirements of the Governmental Authority or other entity with respect to each item of Registered Intellectual Property, including payment of all maintenance and filing fees, and no filings or payment to any registry or Governmental Authority is due within ninety (90) days of the date hereof. All Registered Intellectual Property is valid, enforceable and subsisting.

4.9.2	Except as set forth on Schedule 4.9.2, the Contributed Entities own solely and exclusively, free and clear of all Liens, other than Permitted Liens, all Owned Intellectual Property and the Contributed Entities license or otherwise have a valid right to use, all other Intellectual Property used in the operation of the business of the Contributed Entities as presently conducted (collectively, the “Contributed Entities Intellectual Property”). The Contributed Entities Intellectual Property constitutes all the Intellectual Property used in, held for use in or necessary for the conduct of the Business as currently conducted and is sufficient for Moolec to operate the Business from and after the Closing Date in all material respects as operated immediately prior to the Closing Date. The consummation of the Transactions contemplated by this Agreement will not (i) impair any right of the Moolec in or to any Contributed Entities Intellectual Property in existence immediately prior thereto and will not require the payment of any material additional amounts or consideration other than ongoing fees, royalties or payments that the Contributed Entities would otherwise be required to pay or (ii) or result in any Person being granted any rights to any Owned Intellectual Property that are in addition to, or greater than, the rights such Person currently has under such Owned Intellectual Property.

4.9.3	Each present or past employee, officer, consultant or any other Person who created or contributed to any Intellectual Property for or on behalf of the Contributed Entities has assigned, including by operation of law, to Contributed Entity such Person’s right, title and interest in and to all such Intellectual Property that was developed by such Person in connection with such Person’s employment or engagement by such Contributed Entity.

4.9.4	Except as set forth on Schedule 4.9.4, no funding, facilities or resources of a university, college, other educational institution, research center or Governmental Authority was used in the development of the Owned Intellectual Property, and no Governmental Authority, university, college or other educational institution or research center has any claim or right in or to the Owned Intellectual Property.

4.9.5	To the Knowledge of the Contributed Entities, the operation of the respective businesses of the Contributed Entities as currently conducted does not infringe, misappropriate, violate or otherwise conflict with, and since the date that is six (6) years prior to the date hereof, has not infringed, misappropriated, violated or otherwise conflicted with, any Intellectual Property of any other Person, and no Person is currently infringing upon, misappropriating, violating or otherwise conflicting with any Owned Intellectual Property, and since the date that is six (6) years prior to the date hereof, has not infringed, misappropriated, violated or otherwise conflicted with any Owned Intellectual Property. The Contributed Entities have not received any written notice, cease and desist or offer to take a license or any other claim since the date that is six (6) years prior to the date hereof alleging that any of the Business operations infringe, misappropriate, violate or otherwise conflict with the Intellectual Property of any other Person.

4.9.6	There is no opposition or cancellation Litigation pending against the Contributed Entities concerning the ownership, validity or enforceability of any Registered Intellectual Property (other than ordinary course proceedings related to the application before a Governmental Authority). There is no Litigation pending or threatened alleging any infringement or violation or challenging the Contributed Entities’ rights in or to any Contributed Entities Intellectual Property, and there is no existing fact or circumstance that would be reasonably expected to give rise to any such Litigation. There is no written allegation made by the Contributed Entities relating to infringement or misappropriation, or other violation by a third party of any Owned Intellectual Property. No Contributed Entities Intellectual Property is subject to any Order adversely affecting the use thereof or rights thereto by or of the Contributed Entities or that restricts in any manner the use, transfer or licensing thereof by the Contributed Entities or may affect the validity, use or enforceability of such Contributed Entities Intellectual Property.

4.9.7	Schedule 4.9.7 sets forth a list of any Contract pursuant to which (i) any Contributed Entity has granted to any third party any right in or to any Contributed Entities Intellectual Property or (ii) any Contributed Entity uses or has been granted right to any Intellectual Property of any third party, in each case of (i) and (ii) other than (a) commercially available “off-the-shelf” software licenses under which software is licensed to the Contributed Entities on standardized, generally available terms and that have not been modified or customized specifically for the Contributed Entities or (ii) licenses that are incidental to agreements or arrangements relating to the Contributed Entities’ purchase, lease, license, or other receipt of goods or services (collectively, the “Contributed Entities IP Agreements”).

4.9.8	Each of the Contributed Entities have taken commercially reasonable actions to maintain and preserve the confidentiality of any Trade Secrets included in the Contributed Entities Intellectual Property, including requiring all current and former employees and other Persons provided with access to such Trade Secrets to execute written agreements that contain confidentiality provisions, and to there have been no unauthorized uses or disclosures of any such Trade Secrets.

4.9.9	To the Knowledge of the Contributed Entities, no source code of any Software included in the Owned Intellectual Property (“Owned Software”) has been disclosed, escrowed or made available to or for any Person, other than under a written agreement with Persons working on the development of such Owned Software that protects the Contributed Entities rights in and to such source code and the consummation of the transactions contemplated under this Agreement will not result in the disclosure or release of or otherwise require any Contributed Entities to make available to any Person any source code to any Owned Software. The Contributed Entities is in actual possession and control of the applicable source code, object code, notes, documentation, and know-how to the extent required for use, development, enhancement, maintenance and support of such Owned Software. No Owned Software incorporates, includes, embeds, links with or is distributed with, Open Source Software in a manner that would, as a result of any requirement in the license with respect to such Open Source Software, (i) restrict the Contributed Entities from charging a fee for such Owned Software or (ii) require or obligate that the source code to any Owned Software be disclosed, distributed, licensed or otherwise be made available to any Person, including for the purpose of making modifications or derivative works.

4.9.10	To the Knowledge of the Contributed Entities, no Owned Software (i) contains any Disabling Devices, (ii) contains any errors or defects (other than those errors or defects that were timely remedied and which did not, individually or in the aggregate, cause the Contributed Entities or any licensee thereof to suffer any material harm), and (iii) has suffered from any material or recurring malfunctions.

4.10	Litigation

Except as set forth on Schedule 4.10, there is no Litigation pending or, to the Knowledge of the Contributed Entities, threatened against or affecting the Contributed Entities or relating to the transactions contemplated hereby. There are no settlement agreements or similar written Contracts with any Governmental Authority and no outstanding Orders entered or issued by or subject to any Governmental Authority against or affecting the Contributed Entities.

4.11	Compliance with Laws; Consents

4.11.1	The conduct by the Contributed Entities of the Business is and has been in compliance with all applicable Laws, except for violations or failures so to comply, if any, that, individually and in the aggregate, have not had and would not reasonably be expected to (i) have a Material Adverse Effect, (ii) give rise to material fines or other material civil penalties or any criminal Liabilities or (iii) cause the Contributed Entities to lose any material benefit or incur any material Liability. None of the Contributed Entities has received any notice or other communications relating to any alleged violation of any applicable Law from any Governmental Authority, or of any investigation with respect thereto, except for violations, if any, that, individually and in the aggregate, have not had and would not reasonably be expected to (i) have a Material Adverse Effect or (ii) give rise to material fines or other material civil penalties or any criminal Liabilities. Without limiting the foregoing, none of the Contributed Entities, nor any of their respective Subsidiaries or Representatives has, directly or indirectly:

(i)	improperly or unlawfully made any payment or offered anything of value to any foreign or domestic officials or employees or to any foreign or domestic political parties or campaigns, whether to obtain or retain business or otherwise;

(ii)	made or authorized any payment, contribution or gift of money, property or services involving the direct or indirect use of funds of the Transferors or the Contributed Entities (including entertainment or other expenses), whether or not in contravention of applicable Law, (A) as a “kickback” or bribe to any Person or (B) to any political organization or the holder of (or person who seeks) any elective or appointive public office related to political activity or otherwise related to political activity; or

(iii)	violated any applicable export control, money laundering or anti-terrorism Law or taken any action that could reasonably be expected, individually or in the aggregate, to cause any of the Transferors or the Contributed Entities to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, any act enforced by the Office of Foreign Asset Control of the U.S. Department of Treasury or any applicable Law of similar effect.

4.11.2	The Contributed Entities hold all the required Consents for the conduct of the Business, other than such Consents the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially impair the ability of Moolec to conduct the Business following the Closing.

4.11.3	None of the Contributed Entities, or so far as the Contributed Entities are aware, any of its directors, officers or employees, nor any other person acting on their behalf:

(i)	is engaging or has engaged in any activity or conduct that has resulted or will result in a violation of:

(a)	any Anti-Corruption Laws; or

(b)	any Sanctions Laws; or

(ii)	has received written notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Anti-Corruption Laws or Sanctions Laws;

(iii)	is a Sanctioned Person or has engaged in any transaction, activity or conduct that would reasonably be expected to result in its being designated as a Sanctioned Person; or

(iv)	engages or has engaged in any transaction or dealing with any Sanctioned Person or with any Sanctioned Territory.

4.12	Environmental Matters

4.12.1	Each of the Contributed Entities has complied during the past 5 years and is in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with all applicable Environmental Permits. None of the Environmental Permits held or required to be held by the Contributed Entities restricts in any material respect the Contributed Entities from operating any equipment covered by such Environmental Permit as currently conducted. No notice of violation, notification of liability or request for information has been received by the Contributed Entities and no Litigation is pending or, to the Knowledge of the Contributed Entities, threatened by any Person against the Contributed Entities relating to or arising out of any Environmental Law. No Order has been issued and is currently in effect, and the past 5 years no penalty or fine has been assessed, against the Contributed Entities relating to or arising out of any Environmental Law.

4.12.2	No Hazardous Substances are located, and no Releases of Hazardous Substances have occurred, at, on, above, under or from the Real Property or any properties currently or formerly owned, leased, operated or used by the Contributed Entities that has resulted or could reasonably be expected, individually or in the aggregate, to result in any material Liability of the Contributed Entities under any Environmental Law.

4.12.3	None of the Contributed Entities nor, to the Knowledge of the Contributed Entities, any other Person, has caused or taken any action that has resulted or could reasonably be expected to result, individually or in the aggregate, in any material Liability relating to (x) the environmental conditions at, on, above, under, or about the Real Property or any properties or assets currently or formerly owned, leased, operated or used by the Contributed Entities, (y) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of Hazardous Substances or (z) any Remedial Action at any of the Real Property.

4.13	Employees; Labor Matters

4.13.1	None of the Contributed Entities (excluding BIOX) and, to the Knowledge of Bioceres Group neither BIOX, is a party to or bound by any Contract with any labor union, labor organization, works council or other employee representatives (collectively, “Contributed Entities Labor Agreements”) and there are no labor unions or other organizations or groups representing or purporting or attempting to represent any employees employed by the Contributed Entities. There has not occurred or, to the Knowledge of the Contributed Entities, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work or other similar labor activity with respect to any such employees of the Contributed Entities. There are no labor disputes currently subject to any grievance procedure or Litigation or, to the Knowledge of the Contributed Entities, threatened with respect to any such employee. Neither the Contributed Entities has engaged in any unfair labor practices (within the meaning of the National Labor Relations Act) that would reasonably be expected to, individually or in the aggregate, directly or indirectly result in a material Liability to the Contributed Entities. The Contributed Entities are in compliance with all statutory obligations to inform and consult with their employees and/or their representatives as might be imposed under applicable Law. Neither the announcement nor the consummation of the transactions contemplated by this Agreement will entitle any third party (including any labor union, labor organization, works council or other employee representatives) to notice or consultation rights under any labor agreements.

4.13.2	Schedule 4.13.2 contains complete and correct details (to the extent permissible by applicable Law), in relation to the Contributed Entities, of the total number of employees of the Contributed Entities. There are no terms of employment for employees that provide that a change in control of the Contributed Entities (however “change in control” may be defined in the applicable document, if at all) shall entitle such employees to treat the change in control as amounting to a breach of the contract or entitling him or her to any payment or benefit whatsoever or entitling him or her to treat himself as redundant or dismissed or released from any obligation.

4.13.3	None of the Contributed Entities (excluding BIOX) and, to the Knowledge of Bioceres Group neither BIOX, is the subject of any pending or threatened action involving one or more employees of the Contributed Entities that individually or in the aggregate would be material.

4.13.4	The Contributed Entities are in compliance with all Laws applicable to the Business with respect to their respective employees and its own policies respecting employment and employment practices, harassment, whistleblowing, terms and conditions of employment, wages and hours, equal opportunity, civil rights, labor relations, occupational health and safety and income and payroll taxes with respect to the employees. None of the Contributed Entities are in receipt of a complaint, demand letter or charge issued by a Governmental Authority that alleges a violation by the Contributed Entities of any applicable Law respecting employment and employment practices, terms and conditions of employment, wages and hours, equal opportunity, civil rights, labor relations, occupational health and safety or payroll taxes with respect to its employees. None of the Contributed Entities has (i) engaged in any plant closing, work force reduction or other action that has resulted or could reasonably be expected to result in material Liability under the Workers Adjustment and Retraining Notification Act or any other applicable foreign, state or local Law, requiring notice to employees in the event of a plant closing or layoff, or (ii) been issued any notice that any such action is to occur in the future with respect to the employees.

4.13.5	Schedule 4.13.5 sets forth a list by employee identification number of all Contributed Entities employees with an annual base cash compensation in excess of U.S.$200,000 (the “Key Employees”).

4.13.6	Schedule 4.13.6 sets forth the Contributed Entities Benefit Plans currently in place.

4.14	Taxes

4.14.1	Subject to Section 4.14.18, each Contributed Entity has timely filed or caused to be timely filed (after taking into account all appliable extensions) all material Tax Returns that are required to be filed by them, and all such Tax Returns are true, correct and complete in all material aspects.

4.14.2	Subject to Section 4.14.18, the Contributed Entities have timely paid, or caused to be timely paid, all material Taxes due and payable (whether or not shown on any Tax Return). The Contributed Entities have established adequate reserves on the applicable Financial Statements for Taxes accrued but not yet due. All Taxes that the Contributed Entities are required by Law to withhold or collect have been duly withheld or collected, and have been timely paid, or caused to be timely paid, to the appropriate Governmental Authorities to the extent due and payable.

4.14.3	Subject to Section 4.14.18, there are no Consents currently in effect for the extension or waiver of the time (i) to file any Tax Return or (ii) for assessment or collection of any Taxes relating thereto, and no Person has been requested in writing to enter into any such Consent. No claim has ever been made in writing by a Governmental Authority in a jurisdiction in which the Contributed Entities do not file Tax Returns that the Contributed Entities are or may be subject to taxation by that jurisdiction. There is no Litigation currently pending, or, to the Knowledge of the Contributed Entities, threatened, regarding any Taxes relating to the Contributed Entities.

4.14.4	Subject to Section 4.14.18, no Governmental Authority has asserted in writing any deficiency or proposed adjustment for any Taxes of the Contributed Entity, which deficiency or proposed adjustment has not been fully paid, settled, withdrawn or otherwise contested and for which adequate reserves have provided for on the applicable Financial Statement, if necessary. No audits, examinations, investigations or other proceedings by a Governmental Authority are ongoing or pending with respect to Taxes of any Contributed Entity. No written notification has been received by any Contributed Entity (or its Affiliate) that any such audit, examination, investigation or other proceeding in respect of Taxes is proposed or threatened.

4.14.5	Subject to Section 4.14.18, none of the Contributed Entities has agreed, and is not required, to make any adjustment under section 481(a) of the Code (or any comparable provision of state, local, or foreign Law) by reason of a change in accounting method or otherwise.

4.14.6	Subject to Section 4.14.18, no power of attorney is currently in effect, and no income tax ruling has been requested of any Governmental Authority, with respect to any Tax matter relating to the Contributed Entities.

4.14.7	Subject to Section 4.14.18, none of the Contributed Entities is now or has ever been included in any “affiliated group” within the meaning of section 1504(a) of the Code (or any similar group defined under a similar provision of applicable Law) filing a consolidated federal income Tax Return.

4.14.8	Subject to Section 4.14.18, none of the Contributed Entities is now or has ever been included in any “affiliated group” within the meaning of section 1504(a) of the Code (or any similar group defined under a similar provision of applicable Law) filing a consolidated federal income Tax Return or has any liability for any Taxes pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or non-U.S. Law) or as a transferee or successor.

4.14.9	Subject to Section 4.14.18, none of the Contributed Entities has any Liability for the Taxes of any Person as a transferee or successor, by Contract or otherwise.

4.14.10	There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Contributed Entities.

4.14.11	Subject to Section 4.14.18, none of the Contributed Entities has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

4.14.12	Subject to Section 4.14.18, none of the Contributed Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in United States Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date outside the Ordinary Course of Business or (vi) election under Section 965(h) of the Code.

4.14.13	Subject to Section 4.14.18, no Contributed Entity has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

4.14.14	Subject to Section 4.14.18, no Contributed Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two-year period ending on the date of this Agreement.

4.14.15	Subject to Section 4.14.18, there are no income Tax or other material Tax rulings, requests for rulings, technical advice memoranda, closing agreements or similar agreements or rulings relating to Taxes that have been issued to or with respect to the Contributed Companies or into which any Contributed Company has entered into that would be binding on any of any Contributed Company in any taxable period (or portion thereof) after the Closing Date, in each case which agreement or ruling would be effective after the Closing Date.

4.14.16	Since its inception, Nutrecon has been treated as an entity disregarded as separate from its owner and has not been treated as engaged in a trade or business within the United States for U.S. federal income tax purposes. Nutrecon’s only assets consist of shares of stock of a non-U.S. corporation. Each of Bioceres Group and Gentle Tech have been treated as non-U.S. corporations since their inception.

4.14.17	Subject to Section 4.14.18, no Contributed Company organized or formed under the laws of a jurisdiction outside of the United States (i) is a “surrogate foreign corporation” or “expatriated entity” within the meaning of Section 7874 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or is treated as a U.S. corporation for U.S. federal Tax purposes by reason of the application of Sections 269B or 7874(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulation Section 301.7701-5(a) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

4.14.18	Solely for BIOX, the representations set forth in Section 4.14 are given based on the Knowledge of Bioceres Group.

4.15	Insurance

4.15.1	Schedule 4.15 sets forth a complete and correct list of all insurance policies and self-insurance programs relating to the Bioceres Group, Nutrecon and Gentle Tech or their respective employees, officers or directors, including, with respect to each policy, the carrier, policy number, expiration date and a general description of the type of coverage provided. All such policies are in full force and effect. There is no pending claim by Bioceres Group, Nutrecon and Gentle Tech under any such policies with respect to which coverage has been questioned, denied or disputed by the underwriters of such policies. Except as set forth on Schedule 4.15, all premiums payable under such policies have been timely paid and Bioceres Group, Nutrecon and Gentle Tech have otherwise complied in all material respects with the terms and conditions of such policies. Such policies are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business. To the Knowledge of Bioceres Group, Nutrecon and Gentle Tech, there has been no threatened termination or non-renewal of, premium increase with respect to, or alteration of coverage under, any of such policies.

4.15.2	To the Knowledge of Bioceres Group, all insurance policies for BIOX are in full force and effect. There is no pending claim by BIOX under any insurance policy with respect to which coverage has been questioned, denied or disputed by the underwriters of such policies. To the Knowledge of Bioceres Group, all premiums payable under such policies have been timely paid and BIOX has otherwise complied in all material respects with the terms and conditions of such policies. Such policies are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business. To the Knowledge of Bioceres Group, there has been no threatened termination or non-renewal of, premium increase with respect to, or alteration of coverage under, any of such policies.

4.16	Customers and Suppliers

4.16.1	Schedule 4.16.1 sets forth a complete and correct list of the names of the main customers of Bioceres Group, Nutrecon and Gentle Tech (based on the aggregate purchase price of products and services provided).

4.16.2	Schedule 4.16.2 sets forth a complete and correct list of the names of the top main suppliers to Bioceres Group, Nutrecon and Gentle Tech (based on the aggregate purchase price of raw materials, supplies or other products or services ordered).

4.17	Accounts Receivable

All Accounts Receivable reflected on the Balance Sheet have been generated in the Ordinary Course of Business and reflect a bona fide obligation for the payment of goods or services provided by the Contributed Entities.

4.18	Affiliate Transactions; Guaranties

4.18.1	Schedule 4.18.1 sets forth a complete and correct list of all Contracts or other transactions between Bioceres Group, Nutrecon and Gentle Tech, to which such Person is or has been a party or is otherwise bound or affected and that (i) were entered into in the prior three calendar years, (ii) are currently pending or in effect or (iii) involve continuing liabilities or obligations that, individually or in the aggregate, have been or would reasonably be expected to be material to Bioceres Group, Nutrecon and Gentle Tech (each, an “Affiliate Transaction”).

4.18.2	Each such Affiliate Transaction and, to the Knowledge of Bioceres Group each Affiliate Transaction of BIOX, was on terms and conditions no more favorable to such Affiliate than would have been obtainable at the time in a comparable arm’s-length transaction with a Person other than the Contributed Entities. No stockholder, officer, director or employee of or consultant to the Contributed Entities, or any family member, relative or Affiliate of any such stockholder, officer, director or employee or consultant, (i) owns, directly or indirectly, any interest in (x) any asset or other property used or held for use in the Business or (y) any Person that is a supplier, customer or competitor of the Contributed Entities, (ii) serves as an officer, director or employee of or consultant to any Person that is a supplier, customer or competitor of the Contributed Entities or (iii) is a debtor or creditor of the Contributed Entities.

4.18.3	Except as set forth on Schedule 4.18.2, none of the obligations or liabilities of Bioceres Group, Nutrecon and Gentle Tech is guaranteed by or subject to a similar contingent obligation of any other Person. Except as set forth on Schedule 4.18.2, none of Bioceres Group, Nutrecon and Gentle Tech has guaranteed or become subject to a similar contingent obligation in respect of the obligations or liabilities of any other Person. There are no outstanding letters of credit, surety bonds or similar instruments of Bioceres Group, Nutrecon and Gentle Tech or any of their Subsidiaries in connection with operation of the Business as currently conducted.

4.18.4	To the Knowledge of Bioceres Group, none of the obligations or liabilities of BIOX are guaranteed by or subject to a similar contingent obligation of any other Person and BIOX has not guaranteed or become subject to a similar contingent obligation in respect of the obligations or liabilities of any other Person. There are no outstanding letters of credit, surety bonds or similar instruments of BIOX in connection with operation of the Business as currently conducted.

4.19	State Takeover Statutes

No “fair price,” “moratorium,” “control share acquisition,” or other anti-takeover statute or similar statute or regulation, including section 203 of the Delaware General Corporation Law, applies or purports to apply to this Agreement or any of the transactions contemplated hereby.

4.20	Brokers and Finders

No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of the Bioceres Group, Gentle Tech, or Nutrecon, or any of their Subsidiaries, and no such Person is entitled to any fee or commission from Moolec or any of its Affiliates, in connection with the transactions contemplated by this Agreement.

4.21	Full Disclosure

The disclosures made in this Agreement and any other document furnished or to be furnished to Moolec in connection with the Contribution and Exchange, including but not limited to the SEC Form 6-K, do not (i) contain any untrue statement of a material fact, or (i) omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4.22	No Other Representations or Warranties

Except for the representations and warranties expressly set forth in this Section 4, none of Bioceres Group, Gentle Tech and Nutrecon makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of the Contributed Entities or any of their respective Subsidiaries.

5	Representations and Warranties of Moolec

As of the date hereof and as of the Closing Date, Moolec represents and warrants to the Transferors as follows:

5.1	Corporate Status; Authorization; Binding Effect

5.1.1	(i) as of the date hereof, Moolec is a public limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg, validly existing and in good standing, with full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereby and to consummate the transactions contemplated hereby, and (ii) as of the Closing Date, Moolec will be an exempted company registered under the laws of the Cayman Islands, validly existing and in good standing, with full corporate power and authority to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

5.1.2	The execution, delivery and performance by Moolec of this Agreement, and the consummation of the transactions contemplated hereby have been or, further to the Redomiciliation being effective, will be, duly and validly authorized in accordance with the Moolec Board Resolutions by Moolec’s board of directors, which after consulting with their respective advisors, including but not limited to legal and financial advisors, has determined that (i) the execution of this Agreement, (ii) the consummation of the Contribution and Exchange, and (iii) the compliance with the obligations set forth in this Agreement are in Moolec’s and its stakeholders’ best interests.

5.1.3	Moolec has duly executed and delivered this Agreement. This Agreement is a legal, valid, binding and enforceable obligation of Moolec, enforceable against Moolec in accordance with its respective terms.

5.2	Governmental Approvals

The execution, delivery and performance by Moolec of this Agreement to which it will be a party, and the consummation of the transactions contemplated hereby and thereby, require no Governmental Approvals.

5.3	Moolec Shares

5.3.1	Moolec represents and warrants that, as of the date hereof, (i) 40,003,674 shares par value U.S.$0.01 per share are currently outstanding; (ii) 123,166 shares par value U.S.$0.01 per share are currently being held in treasury; (iii) 11,110,000 public and private warrants are currently outstanding; and (iii) there are currently 1,465,757 stock options to acquire shares at U.S.$0.95 (the “Current Options”) as set forth in Schedule 5.3.1 (a).

5.3.2	All Moolec Shares representing the Exchange Consideration when (i) issued by Moolec against payment in full of the consideration therefore in accordance with the terms of this Agreement, the Moolec Board Resolutions and the amended and restated memorandum and articles of association of Moolec; and (ii) duly registered in Moolec’s register of members as fully paid shares, will be duly authorized, validly issued and fully paid shares of Moolec, free and clear of all liens and encumbrances, subject to securities Laws.

5.4	No Conflicts

The execution, delivery and performance by Moolec of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (i) any applicable Law, (ii) the certificate of incorporation or by-laws or other organizational documents of Moolec or (iii) any contract, agreement or other instrument applicable to Moolec or any of its properties or assets, except, in the case of clause (iii), for violations and defaults that, individually and in the aggregate, have not and will not materially impair or delay the ability of Moolec to perform its obligations under this Agreement.

5.5	Purchase for Investment

Moolec is acquiring the Bioceres Group Original Shares, Nutrecon Membership Interests, and Gentle Tech Union Shares for investment and not with a view toward any resale or distribution thereof except in compliance with the Securities Act. Moolec hereby acknowledges that these shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration or an exemption therefrom under the Securities Act.

5.6	Litigation

There is no Litigation pending, or to the Knowledge of Moolec, threatened against or affecting Moolec relating to the transactions contemplated hereby.

5.7	Brokers and Finders

No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Moolec or any of its Affiliates, and no such Person is entitled to any fee or commission from the Transferors or any of their Subsidiaries in connection with the transactions contemplated by this Agreement.

5.8	Moolec SEC Documents

5.8.1	Since January 1, 2023, Moolec has timely filed with or furnished all forms, reports, statements, schedules and other documents required to be filed with or furnished by Moolec to the SEC (the “Moolec SEC Documents”) under the Securities Act or the Exchange Act, as the case may be. As of their respective filing dates (or if amended, as of the date of such amendment with respect to the portions that were amended), and in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of mailing, respectively, the Moolec SEC Documents (i) complied as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and, in each case, the rules and regulations promulgated thereunder, each as in effect on the date so filed (or amended), and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.8.2	The consolidated financial statements of Moolec included in the Moolec SEC Documents (including the related notes and schedules thereto) when filed complied in all material respects with the rules and regulations of the SEC with respect thereto, except to the extent disclosed in any such Moolec SEC Documents, and were prepared in all material respects in accordance with the applicable accounting principles (except, in the case of the unaudited quarterly financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and, on that basis, fairly present in all material respects the consolidated financial position of Moolec and Moolec’s Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and to any other adjustments described therein, including the notes thereto, which, individually or in the aggregate, are not material in amount).

5.8.3	Moolec has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as required by Rule 13a-15(a) or Rule 15d-15(a) under the Exchange Act, and Moolec has established and maintains internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act) as required by Rule 13a-15(a) or Rule 15d-15(a) under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by Moolec in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Moolec has disclosed, based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer, to Moolec’s auditors and the audit committee of Moolec’s board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Moolec’s ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Moolec’s internal control over financial reporting.

5.8.4	Neither Moolec, nor any of Moolec’s Subsidiaries is a party to, or has any commitment to become a party to, any securitization transaction, joint venture, off-balance sheet partnership or similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Moolec, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Moolec or any of Moolec’s Subsidiaries in Moolec’s consolidated financial statements included in the Moolec SEC Documents.

5.8.5	Except as described in Schedule 5.8.5, subject to any applicable grace periods, Moolec has been since January 1, 2023, and is currently in compliance in all material respects with the applicable provisions of the applicable rules and regulations of Nasdaq.

5.8.6	As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Moolec SEC Document and, none of the Moolec SEC Documents is, to the Knowledge of Moolec, the subject of ongoing SEC review.

5.9	Subsidiaries

The authorized, issued and outstanding shares of capital stock of or other equity interests in all Subsidiaries of Moolec, their respective jurisdictions of formation/incorporation and Moolec direct or indirect percentage ownership interest in such Subsidiaries, as applicable, are identified on Schedule 5.9. All of the outstanding shares of capital stock of or other equity interests in each Subsidiary of Moolec (i) are duly authorized, validly issued, fully paid and non-assessable and were not issued in contravention of any preemptive rights, rights of first refusal or first offer or similar rights or any federal or state securities laws and (ii) are owned beneficially and of record by Moolec, as set forth on Schedule 5.9, free and clear of any Liens. Neither Moolec nor any of its Subsidiaries owns any shares of capital stock of or other equity interests in any other Person, except as set forth on Schedule 5.9. Except as set forth on Schedule 5.9, there are no outstanding Derivative Securities with respect to any shares of capital stock of or other equity interests in any Subsidiary of Moolec and there are no outstanding obligations of Moolec to repurchase, redeem or otherwise acquire any such Derivative Securities.

5.10	Material Contracts

5.10.1	Except as set forth on Schedule 5.10.1, Moolec is not bound by or a party to any:

(i)	Contract relating to Indebtedness (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of U.S.$500,000 in any annual period;

(ii)	joint venture, partnership, limited liability company or other similar Contract;

(iii)	material lease for personal property;

(iv)	sales, distribution, agency and marketing Contract (or series of related Contracts) in excess of U.S.$100,000 in any annual period;

(v)	Contract (or series of related Contracts) relating to any outstanding commitment for capital expenditures in excess of U.S.$300,000 individually or U.S.$700,000 in the aggregate;

(vi)	Contract (or series of related Contracts) relating to the acquisition, disposition or lease of any Person, business or material real property or other assets (whether by merger, sale of stock, sale of assets or otherwise);

(vii)	Contract containing any “change of control”, anti-assignment or similar provisions;

(viii)	Contract that (A) limits the freedom of Moolec to compete in any line of business or with any Person or in any geographic area or (B) contains exclusivity obligations or restrictions binding on Moolec, in each case, whether before or after the Closing;

(ix)	Moolec IP Agreements;

(x)	Contract (including any “take-or-pay” or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of any of Moolec or (B) Moolec has directly or indirectly guaranteed liabilities or obligations of any other Person; or

(xi)	other Contract that is (A) not made in the Ordinary Course of Business or (B) material to the Business.

5.10.2	Each Contract disclosed or required to be disclosed pursuant to this Section (each, a “Material Contract”) is a legal, valid, binding and enforceable agreement of Moolec, as applicable, and is in full force and effect, and neither Moolec or, to the Knowledge of Moolec, any other party thereto is in default or breach under the terms of, or has provided any notice of any intention to terminate or modify, any such Moolec Material Contract, and, to the Knowledge of Moolec, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a breach thereof or a default thereunder or would result in a termination, modification, acceleration or vesting of any rights or obligations or loss of benefits thereunder.

5.11	Assets; Real Property

5.11.1	Moolec has good and valid (and, in the case of Owned Real Property, good, valid and marketable fee simple) title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the Assets, in each case free and clear of any Liens, other than Permitted Liens.

5.11.2	The Assets constitute all of the Assets, properties and rights that are required for or material to the continued conduct of the Business on a stand-alone basis. The plants, buildings, structures, material equipment and other material tangible personal property included in the Assets are in good repair, working order and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use. To the Knowledge of Moolec, there are no facts or conditions affecting any material Assets that could reasonably be expected, individually or in the aggregate, to interfere in any material respect with the current use, occupancy or operation of such Assets.

5.11.3	Schedule 5.11.3 sets forth a complete and correct list of all the Owned Real Property by Moolec. Schedule 5.11.3 lists the address and owner of each parcel of Owned Real Property and describes all improvements thereon. There are no outstanding options or rights of first refusal to purchase or lease the Owned Real Property or any portion thereof or interest therein. There is no pending or, to the Knowledge of Moolec, threatened condemnation proceedings before any Governmental Authority with respect to any Owned Real Property.

5.11.4	Schedule 5.11.4 sets forth a complete and correct list of all Leased Real Property, including the address, landlord and tenant for each Lease. Moolec is not a sublessor or grantor under any sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property.

5.11.5	The Real Property represents all of the real property that is Related to the Business. The use and operation of the Real Property in the conduct of the Business do not violate in any material respect any Law, Consent, Lien or agreement of any Governmental Authority. No material improvements constituting a part of the Real Property encroach on any real property not owned or leased by Moolec to the extent that removal of such encroachment would reasonably be expected to materially impair the manner and extent of the current use, occupancy and operation of such improvements. There are no Liens affecting the Real Property that materially impair the ability of the Moolec to use such property in the operation of the Business in the Ordinary Course.

5.12	Intellectual Property

5.12.1	Schedule 5.12.1 sets forth a complete and correct list as of the date hereof of each (i) Patent, (ii) Trademark, (iii) Copyright, (iv) Internet Property and (v) any other Intellectual Property, in each case that is the subject of an application, certificate, filing, registration or other document issued by, registered with, filed with, submitted to or recorded by, any Governmental Authority or other organization or entity having authority over the issuance and maintenance thereof and that are owned by or purported to be owned by, filed in the name of, or applied for, by Moolec (the “Moolec Registered Intellectual Property”). Moolec Intellectual Property is listed in the records of the appropriate U.S., state or non-U.S. registry or Governmental Authority as the sole current owner of, or registrant with respect to, each application or registration identified in Schedule 5.12.1. Moolec is in compliance with all legal, regulatory, administrative or contractual requirements of the Governmental Authority or other entity with respect to each item of Moolec Registered Intellectual Property, including payment of all maintenance and filing fees, and no filings with nor payment to any registry or Governmental Authority is due within ninety (90) days of the date hereof. All Moolec Registered Intellectual Property is valid, enforceable and subsisting.

5.12.2	Except as set forth on Schedule 5.12.2, Moolec owns solely and exclusively, free and clear of all Liens, other than Permitted Liens, all Owned Intellectual Property and Moolec licenses or otherwise has a valid right to use, all other Intellectual Property used in the operation of the business of Moolec as presently conducted (collectively, the “Moolec Intellectual Property”). The Moolec Intellectual Property constitutes all the Intellectual Property used in, held for use in or necessary for the conduct of the Business as currently conducted and is sufficient for Moolec to operate the Business from and after the Closing Date in all material respects as operated immediately prior to the Closing Date.

5.12.3	Each present or past employee, officer, consultant or any other Person who created or contributed to any Intellectual Property for or on behalf Moolec has assigned, including by operation of law, to Moolec such Person’s right, title and interest in and to all such Intellectual Property that was developed by such Person in connection with such Person’s employment or engagement by Moolec.

5.12.4	No funding, facilities or resources of a university, college, other educational institution, research center or Governmental Authority was used in the development of the Owned Intellectual Property, and no Governmental Authority, university, college or other educational institution or research center has any claim or right in or to the Owned Intellectual Property.

5.12.5	To the Knowledge of Moolec, the operation of the respective businesses of Moolec as currently conducted does not infringe, misappropriate, violate or otherwise conflict with, and since the date that is six (6) years prior to the date hereof, has not infringed, misappropriated, violated or otherwise conflicted with, any Intellectual Property of any other Person, and no Person is currently infringing upon, misappropriating, violating or otherwise conflicting with any Owned Intellectual Property, and since the date that is six (6) years prior to the date hereof, has not infringed, misappropriated, violated or otherwise conflicted with any Owned Intellectual Property. Moolec has not received any written notice, cease and desist or offer to take a license or any other claim since the date that is six (6) years prior to the date hereof alleging that any of the Business operations infringe, misappropriate, violate or otherwise conflict with the Intellectual Property of any other Person.

5.12.6	There is no opposition or cancellation Litigation pending against Moolec concerning the ownership, validity or enforceability of any Moolec Registered Intellectual Property (other than ordinary course proceedings related to the application before a Governmental Authority). There is no Litigation pending or threatened alleging any infringement or violation or challenging Moolec’s rights in or to any Moolec Intellectual Property, and there is no existing fact or circumstance that would be reasonably expected to give rise to any such Litigation. There is no written allegation made by Moolec relating to infringement or misappropriation, or other violation by a third party of any Owned Intellectual Property. Moolec Intellectual Property is not subject to any Order adversely affecting the use thereof or rights thereto by or of Moolec or that restricts in any manner the use, transfer or licensing thereof by Moolec or may affect the validity, use or enforceability of Moolec Intellectual Property.

5.12.7	Schedule 5.12.7 sets forth a list of any Contract pursuant to which (i) Moolec has granted to any third party any right in or to Moolec Intellectual Property or (ii) Moolec uses or has been granted right to any Intellectual Property of any third party, in each case of (i) and (ii) other than (a) commercially available “off-the-shelf” software licenses under which software is licensed to Moolec on standardized, generally available terms and that have not been modified or customized specifically for Moolec or (ii) licenses that are incidental to agreements or arrangements relating to Moolec’s purchase, lease, license, or other receipt of goods or services (collectively, the “Moolec IP Agreements”).

5.12.8	Moolec has taken commercially reasonable actions to maintain and preserve the confidentiality of any Trade Secrets included in Moolec Intellectual Property, including requiring all current and former employees and other Persons provided with access to such Trade Secrets to execute written agreements that contain confidentiality provisions, and to there have been no unauthorized uses or disclosures of any such Trade Secrets.

5.12.9	To the Knowledge of Moolec, no Owned Software has been disclosed, escrowed or made available to or for any Person, other than under a written agreement with Persons working on the development of such Owned Software that protects Moolec’s rights in and to such source code and the consummation of the transactions contemplated under this Agreement will not result in the disclosure or release of or otherwise require Moolec to make available to any Person any source code to any Owned Software. Moolec is in actual possession and control of the applicable source code, object code, notes, documentation, and know-how to the extent required for use, development, enhancement, maintenance and support of such Owned Software. No Owned Software incorporates, includes, embeds, links with or is distributed with, Open Source Software in a manner that would, as a result of any requirement in the license with respect to such Open Source Software, (i) restrict Moolec from charging a fee for such Owned Software or (ii) require or obligate that the source code to any Owned Software be disclosed, distributed, licensed or otherwise be made available to any Person, including for the purpose of making modifications or derivative works.

5.12.10	To the Knowledge of Moolec, no Owned Software (i) contains any Disabling Devices, (ii) contains any errors or defects (other than those errors or defects that were timely remedied and which did not, individually or in the aggregate, cause Moolec or any licensee thereof to suffer any material harm), and (iii) has suffered from any material or recurring malfunctions.

5.13	Compliance with Laws; Consents

5.13.1	The conduct by Moolec of the Business is and has been in compliance with all applicable Laws, except for violations or failures so to comply, if any, that, individually and in the aggregate, have not had and would not reasonably be expected to (i) have a Material Adverse Effect, (ii) give rise to material fines or other material civil penalties or any criminal Liabilities or (iii) cause Moolec to lose any material benefit or incur any material Liability. Moolec has not received any notice or other communications relating to any alleged violation of any applicable Law from any Governmental Authority, or of any investigation with respect thereto, except for violations, if any, that, individually and in the aggregate, have not had and would not reasonably be expected to (i) have a Material Adverse Effect or (ii) give rise to material fines or other material civil penalties or any criminal Liabilities. Without limiting the foregoing, neither Moolec, or any of their respective Affiliates or Representatives has, directly or indirectly:

(i)	improperly or unlawfully made any payment or offered anything of value to any foreign or domestic officials or employees or to any foreign or domestic political parties or campaigns, whether to obtain or retain business or otherwise;

(ii)	made or authorized any payment, contribution or gift of money, property or services involving the direct or indirect use of funds of Moolec (including entertainment or other expenses), whether or not in contravention of applicable Law, (A) as a “kickback” or bribe to any Person or (B) to any political organization or the holder of (or person who seeks) any elective or appointive public office related to political activity or otherwise related to political activity; or

(iii)	violated any applicable export control, money laundering or anti-terrorism Law or taken any action that could reasonably be expected, individually or in the aggregate, to cause Moolec to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, any act enforced by the Office of Foreign Asset Control of the U.S. Department of Treasury or any applicable Law of similar effect.

5.13.2	Moolec holds all the required Consents for the conduct of the Business, other than such Consents the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.13.3	Moolec is not, or so far as Moolec is aware, any of its directors, officers or employees, nor any other person acting on their behalf:

(i)	is engaging or has engaged in any activity or conduct that has resulted or will result in a violation of:

(a)	any Anti-Corruption Laws; or

(b)	any Sanctions Laws; or

(ii)	has received written notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Anti-Corruption Laws or Sanctions Laws;

(iii)	is a Sanctioned Person or has engaged in any transaction, activity or conduct that would reasonably be expected to result in its being designated as a Sanctioned Person; or

(iv)	engages or has engaged in any transaction or dealing with any Sanctioned Person or with any Sanctioned Territory.

5.14	Environmental Matters

5.14.1	Moolec has complied during the past 5 years and is in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with all applicable Environmental Permits. None of the Environmental Permits held or required to be held by Moolec restricts in any material respect Moolec from operating any equipment covered by such Environmental Permit as currently conducted. No notice of violation, notification of liability or request for information has been received by Moolec and no Litigation is pending or, to the Knowledge of Moolec, threatened by any Person against Moolec relating to or arising out of any Environmental Law. No Order has been issued and is currently in effect, and the past 5 years no penalty or fine has been assessed, against Moolec relating to or arising out of any Environmental Law.

5.14.2	No Hazardous Substances are located, and no Releases of Hazardous Substances have occurred, at, on, above, under or from the Real Property or any properties currently or formerly owned, leased, operated or used by Moolec that has resulted or could reasonably be expected, individually or in the aggregate, to result in any material Liability of Moolec under any Environmental Law.

5.14.3	Moolec has not or, to the Knowledge of Moolec, any other Person, has caused or taken any action that has resulted or could reasonably be expected to result, individually or in the aggregate, in any material Liability relating to (x) the environmental conditions at, on, above, under, or about the Real Property or any properties or assets currently or formerly owned, leased, operated or used by Moolec, (y) the past or present use, management, handling, transport, treatment, generation, storage, disposal, Release or threatened Release of Hazardous Substances or (z) any Remedial Action at any of the Real Property.

5.15	Employees; Labor Matters

5.15.1	Moolec is not a party to or bound by any Contract with any labor union, labor organization, works council or other employee representatives (collectively, “Moolec Labor Agreements”) and there are no labor unions or other organizations or groups representing or purporting or attempting to represent any employees employed by Moolec. There has not occurred or, to the Knowledge of Moolec, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work or other similar labor activity with respect to any such employees of Moolec. There are no labor disputes currently subject to any grievance procedure or Litigation or, to the Knowledge of Moolec, threatened with respect to any such employee. Moolec has not engaged in any unfair labor practices (within the meaning of the National Labor Relations Act) that would reasonably be expected to, individually or in the aggregate, directly or indirectly result in a material Liability to Moolec. Moolec is in compliance with all statutory obligations to inform and consult with their employees and/or their representatives as might be imposed under applicable Law. Neither the announcement nor the consummation of the transactions contemplated by this Agreement will entitle any third party (including any labor union, labor organization, works council or other employee representatives) to notice or consultation rights under any labor agreements.

5.15.2	Schedule 5.15.2 contains complete and correct details (to the extent permissible by applicable Law), in relation to Moolec, of the total number of employees of Moolec. There are no terms of employment for employees that provide that a change in control of Moolec (however “change in control” may be defined in the applicable document, if at all) shall entitle such employees to treat the change in control as amounting to a breach of the contract or entitling him or her to any payment or benefit whatsoever or entitling him or her to treat himself as redundant or dismissed or released from any obligation.

5.15.3	Moolec is not the subject of any pending or threatened action involving one or more employees of Moolec that individually or in the aggregate would be material.

5.15.4	Moolec is in compliance with all Laws applicable to the Business with respect to their respective employees and its own policies respecting employment and employment practices, harassment, whistleblowing, terms and conditions of employment, wages and hours, equal opportunity, civil rights, labor relations, occupational health and safety and income and payroll taxes with respect to the employees. Moolec is not in receipt of a complaint, demand letter or charge issued by a Governmental Authority that alleges a violation by Moolec of any applicable Law respecting employment and employment practices, terms and conditions of employment, wages and hours, equal opportunity, civil rights, labor relations, occupational health and safety or payroll taxes with respect to its employees. Moolec has not (i) engaged in any plant closing, work force reduction or other action that has resulted or could reasonably be expected to result in material Liability under the Workers Adjustment and Retraining Notification Act or any other applicable foreign, state or local Law, requiring notice to employees in the event of a plant closing or layoff, or (ii) been issued any notice that any such action is to occur in the future with respect to the employees.

5.15.5	Schedule 5.15.5 sets forth a list by employee identification number of Moolec’s employees with an annual base cash compensation in excess of U.S.$200,000 (the “Key Employees”).

5.15.6	Schedule 5.15.6 sets forth Moolec Benefit Plans currently in place.

5.16	Taxes

5.16.1	Moolec has timely filed or caused to be timely filed (after taking into account all appliable extensions) all material Tax Returns that are required to be filed by them, and all such Tax Returns are true, correct and complete in all material aspects.

5.16.2	Moolec has timely paid, or caused to be timely paid, all material Taxes due and payable (whether or not shown on any Tax Return). Moolec has established adequate reserves on the applicable Financial Statements for Taxes accrued but not yet due. All Taxes that Moolec is required by Law to withhold or collect have been duly withheld or collected, and have been timely paid, or caused to be timely paid, to the appropriate Governmental Authorities to the extent due and payable.

5.16.3	There are no Consents currently in effect for the extension or waiver of the time (i) to file any Tax Return or (ii) for assessment or collection of any Taxes relating thereto, and no Person has been requested in writing to enter into any such Consent. No claim has ever been made in writing by a Governmental Authority in a jurisdiction in which Moolec does not file Tax Returns that Moolec is or may be subject to taxation by that jurisdiction. There is no Litigation currently pending, or, to the Knowledge of Moolec, threatened, regarding any Taxes relating to Moolec.

5.16.4	No Governmental Authority has asserted in writing any deficiency or proposed adjustment for any Taxes of Moolec, which deficiency or proposed adjustment has not been fully paid, settled, withdrawn or otherwise contested and for which adequate reserves have provided for on the applicable Financial Statement, if necessary. No audits, examinations, investigations or other proceedings by a Governmental Authority are ongoing or pending with respect to Taxes of Moolec. No written notification has been received by Moolec (or its Affiliate) that any such audit, examination, investigation or other proceeding in respect of Taxes is proposed or threatened.

5.16.5	Moolec has not agreed, and is not required, to make any adjustment under section 481(a) of the Code (or any comparable provision of state, local, or foreign Law) by reason of a change in accounting method or otherwise.

5.16.6	No power of attorney is currently in effect, and no income tax ruling has been requested of any Governmental Authority, with respect to any Tax matter relating to Moolec.

5.16.7	Moolec is not now or has ever been included in any “affiliated group” within the meaning of section 1504(a) of the Code (or any similar group defined under a similar provision of applicable Law) filing a consolidated federal income Tax Return.

5.16.8	Moolec is not now or has ever been included in any “affiliated group” within the meaning of section 1504(a) of the Code (or any similar group defined under a similar provision of applicable Law) filing a consolidated federal income Tax Return or has any liability for any Taxes pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or non-U.S. Law) or as a transferee or successor.

5.16.9	Moolec has no Liability for the Taxes of any Person as a transferee or successor, by Contract or otherwise.

5.16.10	There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Moolec.

5.16.11	Moolec has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

5.16.12	Moolec will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in United States Treasury Regulations under section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date outside the Ordinary Course of Business or (vi) election under Section 965(h) of the Code.

5.16.13	Moolec has not participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

5.16.14	Moolec has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two-year period ending on the date of this Agreement.

5.16.15	There are no income Tax or other material Tax rulings, requests for rulings, technical advice memoranda, closing agreements or similar agreements or rulings relating to Taxes that have been issued to or with respect to Moolec or into which Moolec has entered into that would be binding on any of Moolec in any taxable period (or portion thereof) after the Closing Date, in each case which agreement or ruling would be effective after the Closing Date.

5.16.16	Moolec has been treated as non-U.S. corporations since its inception.

5.16.17	Moolec (i) is not a “surrogate foreign corporation” or “expatriated entity” within the meaning of Section 7874 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or is treated as a U.S. corporation for U.S. federal Tax purposes by reason of the application of Sections 269B or 7874(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (ii) was not created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulation Section 301.7701-5(a) (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

5.17	Insurance

Schedule 5.17 sets forth a complete and correct list of all insurance policies and self-insurance programs relating to Moolec or their respective employees, officers or directors, including, with respect to each policy, the carrier, policy number, expiration date and a general description of the type of coverage provided. All such policies are in full force and effect. There is no pending claim by Moolec under any of such policies with respect to which coverage has been questioned, denied or disputed by the underwriters of such policies. Except as set forth on Schedule 5.17, all premiums payable under such policies have been timely paid and Moolec has otherwise complied in all material respects with the terms and conditions of such policies. Such policies are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business. To the Knowledge of Moolec, there has been no threatened termination or non-renewal of, premium increase with respect to, or alteration of coverage under, any of such policies.

5.18	Customers and Suppliers

5.18.1	Schedule 5.18.1 sets forth a complete and correct list of the names and addresses of the key customers of Moolec (based on the aggregate purchase price of products and services provided).

5.18.2	Schedule 5.18.2 sets forth a complete and correct list of (i) the names and addresses of the key suppliers to Moolec (based on the aggregate purchase price of raw materials, supplies or other products or services ordered).

5.19	Affiliate Transactions; Guaranties

5.19.1	No stockholder, officer, director or employee of or consultant to the Moolec or any of their Affiliates, or any family member, relative or Affiliate of any such stockholder, officer, director or employee or consultant, (i) owns, directly or indirectly, any interest in (x) any asset or other property used or held for use in the Business or (y) any Person that is a supplier, customer or competitor of Moolec, (ii) serves as an officer, director or employee of or consultant to any Person that is a supplier, customer or competitor of Moolec or (iii) is a debtor or creditor of Moolec.

5.19.2	Except as set forth on Schedule 5.19.2, none of the obligations or liabilities of Moolec is guaranteed by or subject to a similar contingent obligation of any other Person. Except as set forth on Schedule 5.19.2, Moolec has not guaranteed or become subject to a similar contingent obligation in respect of the obligations or liabilities of any other Person. There are no outstanding letters of credit, surety bonds or similar instruments of Moolec or any of their Affiliates in connection with operation of the Business as currently conducted.

5.20	No Other Representations or Warranties

Except for the representations and warranties expressly set forth in this Section 5, Moolec does not make or has not made any other representation or warranty, express or implied, at law or in equity, in respect of Moolec or any of its respective Affiliates.

6	Covenants

6.1	Covenants of Bioceres Group, Nordelis, Union Group, Nutrecon and Gentle Tech

6.1.1	Conduct of Business

(i)	From the date hereof until the Closing, the Contributed Entities shall conduct the Business in the Ordinary Course, use its commercially reasonable efforts to preserve intact the Business, the assets and the relationships of the Contributed Entities with their respective customers and suppliers and others having business dealings with them, and keep available the services of the present officers and significant employees of the Contributed Entities.

(ii)	Without limiting the generality of the foregoing, from the date hereof until the Closing, none of the Contributed Entities shall:

(a)	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or equity interests;

(b)	split, combine, subdivide, adjust, amend the terms of or reclassify any of its capital stock or equity interests;

(c)	sell or transfer any share it holds in any entity, including BIOX, unless the proceeds of this sale or transfer are used to repay any outstanding Indebtedness disclosed in Schedule 4.7.1. The proof of repayment shall be promptly shared with Moolec;

(d)	issue, deliver, sell, pledge, grant, transfer or otherwise encumber any shares of its capital stock or other equity securities or any option, warrant or other right to acquire or receive any shares of its capital stock or other equity securities, or redeem, purchase or otherwise acquire any shares of its capital stock or other equity securities;

(e)	amend its certificate of incorporation or bylaws, or amend other similar organizational documents, except for the Bioceres Group New Articles;

(f)	acquire (by merger, consolidation, purchase of stock or assets or otherwise) any company, corporation, entity, business or assets that constitute a business or any other business organization or any division of any Person;

(g)	(a) create, incur, repurchase, prepay or assume any Indebtedness for borrowed money or issue or sell options, warrants, calls or other rights to acquire any debt securities of any of the Contributed Entities, (b) enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another Person, (c) make any loans, advances or capital contributions to or investments in any Person, or (d) assume, guarantee, endorse or otherwise become liable or responsible for the Indebtedness or other obligations of another Person,

(h)	merge, combine or consolidate any of the Contributed Entities with and into any other Person;

(i)	adopt or enter into a plan of complete or partial liquidation, restructuring, capitalization, reorganization or dissolution;

(j)	increase the compensation, the benefits, or any severance entitlements of any director, officer or Key Employee of the Contributed Entities;

(k)	make any change in financial accounting methods, principles, policies or practices of the Contributed Entities, except insofar as may be required by applicable Law;

(l)	(a) make, change or revoke any material Tax election in a manner materially inconsistent with past practice, (b) settle or compromise any Tax liability for an amount materially in excess of the amount accrued or reserved therefor in the financial statements, (c) file a material amendment with respect to any material Tax Return unless required by applicable Law, (d) adopt or change any method of Tax accounting or annual Tax accounting period, (e) enter into any “closing agreement” (within the meaning of Section 7121 of the Code) or Tax sharing or similar agreement relating to any material Tax liability, (f) agree to extend or waive the statute of limitations in respect of any material amount of Taxes (other than an extension in the Ordinary Course of Business or as a result of the extension of the due date for filing any Tax Return), (g) file any income or other material Tax Return in a manner inconsistent with past practice unless required by applicable Law, or (h) surrender any right to claim a material Tax refund;

(m)	other than in the Ordinary Course of Business, enter into, amend, waive, release, assign, settle any rights, claims, or benefits under, or voluntarily terminate any Material Contract;

(n)	enter into or adopt any “poison pill” or similar stockholder rights plan;

(o)	authorize, or make any commitment with respect to, capital expenditures that would exceed U.S.$1,000,000 individually or U.S.$2,000,000 in the aggregate; or

(p)	sell, assign, transfer, lease, license, pledge, dispose of, encumber or allow to lapse any rights (including failing to take any action necessary to maintain or renew) any Contributed Entities Intellectual Property (other than non-exclusive licenses of Owned Intellectual Property entered into in the Ordinary Course of Business consistent with past practices)

6.1.2	No Solicitation

Until the earlier of the termination of this Agreement and the Closing, Bioceres Group, Nordelis and Union Group shall not, and shall cause any Persons acting on its behalf not to, directly or indirectly, (i) solicit, initiate, facilitate or encourage any inquiries or proposals for, or continue or enter into any discussions, negotiations, understanding, arrangements or agreements with respect to, the acquisition of any Bioceres Group Original Share, Nutrecon Membership Interest, Gentle Tech Union Share or any portion of the assets or the Business, whether by sale, merger or otherwise, other than sales of inventory in the Ordinary Course of Business, or (ii) furnish or cause to be furnished any material non-public information concerning the Contributed Entities to any Person (other than Moolec and its Representatives), other than as required by applicable Law and after prior written notice to Moolec. If Nordelis, Union Group, the Contributed Entities or any of their Subsidiaries receives an offer for any such transaction, Nordelis, Union Group or the Contributed Entities shall promptly provide Moolec with written notice thereof after such receipt, which notice shall include the identity of the prospective buyer and a summary of the material terms and conditions of the offer.

6.1.3	Access and Information

(i)	From the date hereof until the earlier of the termination of this Agreement and the Closing, Bioceres Group, Nutrecon and Gentle Tech shall cause the Contributed Entities and their respective Representatives to, (A) provide Moolec, its prospective financing sources and their respective Representatives with full access during normal business hours to, and furnish them with all documents, records, work papers and information with respect to, the properties, assets, books and records, Contracts and Governmental Approvals relating to the Contributed Entities as Moolec shall reasonably request from time to time, and (B) deliver to Moolec copies of such financial information and operating data and reports as are customarily prepared by or for the management of the Contributed Entities in the Ordinary Course of Business. All information received pursuant to this Section 6.1.3 shall be governed by the terms of the Confidentiality Agreement. In addition, Bioceres Group, Nutrecon and Gentle Tech shall provide Moolec and its Representatives with access to such personnel of the Contributed Entities during normal business hours as Moolec may reasonably request from time to time.

(ii)	Bioceres Group, Nutrecon and Gentle Tech shall, and shall cause the Contributed Entities to, and the Contributed Entities shall retain all books and records that are Related to the Business in accordance with their record retention policies as presently in effect. During the seven-year period beginning on the Closing Date, the Contributed Entities shall not dispose, or permit the disposal, of any such books and records not required to be retained under such policies without giving 60 days’ prior written notice to Moolec offering to deliver the same to Moolec at Moolec’s expense.

6.1.4	Public Announcements

Bioceres Group, Nutrecon and Gentle Tech and the Contributed Entities shall not, and shall not permit any of their Subsidiaries to, make any public announcement in respect of this Agreement or the transactions contemplated hereby or thereby without the prior written consent of Moolec, except as required by applicable Law or by the rules and regulations of any securities exchange or national market system, in which case the Bioceres Group, Nutrecon and Gentle Tech and the Contributed Entities shall use commercially reasonable efforts to provide Moolec with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to publication.

6.1.5	Further Actions

(i)	Bioceres Group, Nutrecon and Gentle Tech and the Contributed Entities shall use commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby by the Closing Date.

(ii)	Bioceres Group, Nutrecon and Gentle Tech and the Contributed Entities shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by the Contributed Entities pursuant to applicable Law in connection with this Agreement and the consummation of the other transactions contemplated hereby and thereby.

(iii)	Bioceres Group, Nutrecon and Gentle Tech and the Contributed Entities shall, as promptly as practicable, use commercially reasonable efforts to obtain, or cause to be obtained, all Consents (including all Governmental Approvals and all Consents required under Material Contracts) necessary to be obtained in order to consummate the transactions contemplated by this Agreement.

(iv)	Bioceres Group, Nutrecon and Gentle Tech and the Contributed Entities shall, and shall cause their Subsidiaries to, coordinate and cooperate with Moolec in exchanging such information and supplying such assistance as may be reasonably requested by Moolec in connection with the filings and other actions contemplated by Section 6.2.3.

(v)	At all times prior to the Closing, Bioceres Group, Nutrecon and Gentle Tech and the Contributed Entities shall notify Moolec in writing of any condition or occurrence that would or may result in the failure of any of the conditions contained in Sections 7.1 and 7.2 to be satisfied, promptly upon becoming aware of the same.

6.1.6	Further Assurances

(i)	Following the Closing, Bioceres Group, Nutrecon and Gentle Tech shall, and shall cause their Subsidiaries, from time to time, to, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Moolec, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby and thereby.

(ii)	Following the Closing, Moolec and its shareholders, as applicable, shall approve the amendments to Moolec’s Equity Incentive Plan and related awards (the “Equity Incentive Plan”) as set forth in Exhibit C hereto.

6.1.7	Intercompany Accounts; Affiliate Transactions

At or prior to the Closing: (i) all intercompany accounts between the Contributed Entities, other than trade accounts payable arising in the Ordinary Course of Business, shall be paid in full in cash or otherwise canceled, except in Schedule 6.1.7.

6.1.8	SEC Filings

The Nordelis, Union Group and the Contributed Entities shall provide all reasonable assistance and furnish all required documents to Moolec as necessary to ensure the timely completion and filing of all required documents, reports, and other filings with the SEC that arise out of or relate to the transaction contemplated by this Agreement, including but not limited to any accounting, financial or audit related requirement or document.

6.1.9	Capital Raise, Bridge Loan and Promissory Notes

(i)	Prior to the Closing Date, Moolec and its shareholders shall use their best efforts to approve and consummate a capital raise in Moolec of at least U.S.$20,000,000.

(ii)	Prior to the Closing Date, Bioceres Group and Union Group shall use their best efforts to enter into a bridge loan with Moolec in the amount of U.S.$600,000.00 per month up to the Closing Date.

(iii)	Prior to the Closing Date, Union Group and Theo shall use their best efforts to convert the Union Group Promissory Note and the Bioceres Group Promissory Note into equity.

6.2	Covenants of Moolec

6.2.1	Conduct of Business

(i)	From the date hereof until the Closing, Moolec shall conduct the Business in the Ordinary Course, use its commercially reasonable efforts to preserve intact the Business, the assets and the relationships with their respective customers and suppliers and others having business dealings with them, and keep available the services of the present officers and significant employees of Moolec.

(ii)	Without limiting the generality of the foregoing, from the date hereof until the Closing, except in connection with the Moolec EGM, RSS, Redomiciliation or any provision of this Agreement that requires Moolec to perform any of the actions below, Moolec shall not:

(a)	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or equity interests;

(b)	split, combine, subdivide, adjust, amend the terms of or reclassify any of its capital stock or equity interests;

(c)	sell or transfer any share it holds in any entity;

(d)	[Reserved];

(e)	amend its certificate of incorporation or bylaws, or amend other similar organizational documents;

(f)	acquire (by merger, consolidation, purchase of stock or assets or otherwise) any company, corporation, entity, business or assets that constitute a business or any other business organization or any division of any Person;

(g)	[Reserved];

(h)	merge, combine or consolidate with and into any other Person;

(i)	adopt or enter into a plan of complete or partial liquidation, restructuring, capitalization, reorganization or dissolution;

(j)	increase the compensation, the benefits, or any severance entitlements of any director, or officer;

(k)	make any change in financial accounting methods, principles, policies or practices, except insofar as may be required by applicable Law;

(l)	(a) make, change or revoke any material Tax election in a manner materially inconsistent with past practice, (b) settle or compromise any Tax liability for an amount materially in excess of the amount accrued or reserved therefor in the financial statements, (c) file a material amendment with respect to any material Tax Return unless required by applicable Law, (d) adopt or change any method of Tax accounting or annual Tax accounting period, (e) enter into any “closing agreement” (within the meaning of Section 7121 of the Code) or Tax sharing or similar agreement relating to any material Tax liability, (f) agree to extend or waive the statute of limitations in respect of any material amount of Taxes (other than an extension in the Ordinary Course of Business or as a result of the extension of the due date for filing any Tax Return), (g) file any income or other material Tax Return in a manner inconsistent with past practice unless required by applicable Law, or (h) surrender any right to claim a material Tax refund;

(m)	other than in the Ordinary Course of Business, enter into, amend, waive, release, assign, settle any rights, claims, or benefits under, or voluntarily terminate any Moolec Material Contract;

(n)	enter into or adopt any “poison pill” or similar stockholder rights plan;

(o)	authorize, or make any commitment with respect to, capital expenditures that would exceed U.S.$100,000 individually or U.S.$200,000 in the aggregate; or

(p)	sell, assign, transfer, lease, license, pledge, dispose of, encumber or allow to lapse any rights (including failing to take any action necessary to maintain or renew) any Moolec Intellectual Property (other than non-exclusive licenses of Owned Intellectual Property entered into in the Ordinary Course of Business consistent with past practices).

6.2.2	Public Announcements

Moolec shall not, and shall not permit any Affiliate to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Bioceres Group Shareholders Representative, Union Group and Nordelis except as required by applicable Law or by the rules and regulations of any securities exchange or national market system upon which the securities of Moolec are listed, in which case Moolec shall use its commercially reasonable efforts to provide the Bioceres Group Shareholders Representative, Union Group and Nordelis with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to publication.

6.2.3	Further Actions

(i)	Moolec shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby by the Closing Date.

(ii)	Moolec shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by Moolec pursuant to applicable Law in connection with this Agreement and the consummation of the transactions contemplated hereby.

(iii)	Moolec shall coordinate and cooperate with the Nordelis, Union Group and Bioceres Group in exchanging such information and supplying such assistance as may be reasonably requested by Nordelis, Union Group and Bioceres Group in connection with the filings and other actions contemplated by Section 6.1.5. Moolec shall promptly inform Nordelis, Union Group and Bioceres Group of any communication, and any proposed understanding, undertaking or agreement, with any Governmental Authority regarding any filings or other actions contemplated by this Section 6.2.3.

(iv)	At all times prior to the Closing, Moolec shall notify Bioceres Group Shareholders Representative, Union Group and Nordelis in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Section 7.1 and 7.3 to be satisfied, promptly upon becoming aware of the same.

6.2.4	Further Assurances

(i)	Following the Closing, Moolec shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably requested by Nordelis, Union Group and Bioceres Group to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the transactions contemplated hereby.

(ii)	Following the Closing and within 12 months of the Closing Date, Moolec shall complete the Theo Carve-Out pursuant to the plan set forth in Schedule 6.2.4(ii) .

7	Conditions Precedent

7.1	Conditions to Obligations of Each Party

The obligations of the Parties to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver (except for 7.1.3 which may only be waived with Moolec’s prior written consent) on or prior to the Closing Date of the following conditions:

7.1.1	No Injunctions

The consummation of the transactions contemplated hereby shall not have been enjoined or prohibited by applicable Law and no proceeding by or before any Governmental Authority challenging such transactions shall have been initiated or threatened.

7.1.2	Current Options

Prior to the Closing Date, Moolec, Bioceres and its Subsidiaries, and Union Group shall approve and take all required actions to cause the Current Options to be accelerated and converted to Moolec Shares at U.S.$2.00 per share, which may be adjusted based on the ratio selected by Moolec’s board of directors in furtherance of the decisions taken at the Moolec EGM. The related Moolec Shares shall be issued prior to the Closing Date.

7.1.3	Completion of RSS and Redomiciliation

Prior to the Closing Date, Moolec shall have completed the RSS and the Redomiciliation.

7.2	Conditions to Obligations of Moolec

The obligations of Moolec to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by Moolec) on or prior to the Closing Date of the following additional conditions:

7.2.1	The Adherence of the Bioceres Group Additional Shareholders

Prior to the Closing Date, Bioceres Group shall have caused the totality, and no less than the totality, of the Bioceres Group Additional Shareholders to adhere to this Agreement pursuant to the Bioceres Group New Articles and deliver to Moolec the Term of Adherence.

7.2.2	Representations and Warranties

(i)	The representations and warranties set forth in Section 3 of this Agreement shall be true and correct in all respects as of the Closing Date with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date).

(ii)	The representations and warranties contained in Section 4 of this Agreement shall be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) as of the Closing Date with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date).

7.2.3	Covenants

The Contributed Entities shall have duly performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

7.2.4	Certificate

The Bioceres Group Shareholders Representative, Nordelis, Union Group as well as Bioceres Group, Nutrecon and Gentle Tech shall have delivered to Moolec a certificate, dated the Closing Date to the effect that the conditions set forth in Sections 7.2.1 to 7.2.3 have been satisfied.

7.2.5	Consents

The Contributed Entities shall have obtained and shall have delivered to Moolec complete and correct copies of (i) all Governmental Approvals required to be obtained by the Contributed Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (ii) all Consents (including all Consents required under Material Contracts) necessary to be obtained in order to consummate the Contribution and Exchange pursuant to this Agreement and consummation of the other transactions contemplated hereby, and all such Government Approvals and Consents shall be in full force and effect.

7.2.6	No Material Adverse Effect

No event, development or state of circumstances shall have occurred or come to exist since the Balance Sheet Date, that, individually or in the aggregate, has had or could reasonably be expected to have or result in a Material Adverse Effect.

7.2.7	Corporate Proceedings

All corporate or other proceedings of the Contributed Entities in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory to Moolec and its counsel, and Moolec and its counsel shall have received copies of all documents and instruments incident thereto, as may be reasonably requested.

7.3	Conditions to Obligations of the Transferors

The obligation of the Transferors to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by the Transferors), on or prior to the Closing Date, of the following additional conditions:

7.3.1	Approval of the Transaction by Moolec’s shareholders

Moolec shall obtain the approval of the Transaction by its shareholders.

The Board of Directors of Moolec shall call for the shareholders meeting once the RSS and the Redomiciliation are approved by Moolec’s shareholders.

7.3.2	Cancelation of Awards

Prior to the Closing Date, the awards approved by Moolec’s Board of Directors on December 12, 2024, shall be cancelled.

7.3.3	Representations and Warranties

The representations and warranties of Moolec set forth in Section 5 of this Agreement shall be true and correct in all respects as of the Closing Date with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date).

7.3.4	Covenants

Moolec shall have duly performed and complied in all material respects with all agreements and conditions required by this Agreement and to be performed or complied with by it prior to or on the Closing Date.

7.3.5	Certificate

Moolec shall have delivered to the Transferors a certificate, dated the Closing Date and signed by its duly authorized officer, to the effect that the conditions set forth in Sections 7.3.1 to 7.3.4 have been satisfied.

7.3.6	Consents and Approvals

The Transferors shall have obtained all Governmental Approvals necessary to consummate the transactions contemplated hereby, which shall be in full force and effect.

7.3.7	Corporate Proceedings

All corporate or other proceedings of Moolec in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory to Bioceres Group Shareholders Representative, Union Group, Nordelis, Agriculture Investments and their counsels, and the Transferors and its counsel shall have received copies of all documents and instruments incident thereto, as may be reasonably requested.

8	Tax Matters

8.1	Tax Returns

8.1.1	Nordelis, Union Group and Bioceres Group shall prepare and file, or cause to be prepared and filed, all Tax Returns with respect to the Contributed Entities for each Pre-Closing Tax Period. Nordelis, Union Group and Bioceres Group shall provide Moolec and its Representatives with a copy of such completed Tax Returns together with appropriate supporting information and schedules at least 30 days prior to the due date (including any extension thereof) for the filing of such Tax Return, and Moolec and its Representatives shall have the right to review and comment on such Tax Return and statement prior to the filing of such Tax Return. If Moolec (or its authorized representative) submits comments to Nordelis, Union Group and Bioceres Group, the Parties shall proceed in good faith to resolve any disputed items, and, if they are unable to resolve any such disputed items, the unresolved disputed items shall be referred by the Parties to an accounting firm for resolution at least three Business Days prior to the due date for filing such Tax Return. The applicable Tax Return shall be finalized on a basis reflecting such resolution. The fees and expenses of the accounting firm shall be borne one-half by Nordelis, Union Group and Bioceres Group and one-half by Moolec. Nothing in this Section 8.1.1 shall relieve any Party of its obligation to provide indemnification as required under this Section 8. Moolec shall prepare and file, or cause to be prepared and filed, all Tax Returns with respect to the Contributed Entities for any Straddle Periods. Moolec shall provide the Transferors with a statement setting forth the allocation of liability for Taxes shown on such Tax Returns between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period beginning after the Closing Date in accordance with Section 8.3.

8.2	Payment of Taxes

8.2.1	Nordelis, Union Group and Bioceres Group pay, or cause to be paid, all Taxes shown on the Tax Returns required to be filed by the Contributed Entities pursuant to Section 8.1.1 on or prior to the due date for payment thereof.

8.2.2	Moolec shall pay, or cause to be paid, all Taxes for any Straddle Period shown on the Tax Returns required to be filed by Moolec pursuant to Section 8.1.1 on or prior to the due date for payment thereof. Subject to the Holdback Provision and the deductions in accordance with Section 2.2, the Transferors shall reimburse to Moolec, or if requested by Moolec, to the Contributed Entities, all such Taxes paid or caused to have been paid by Moolec within three Business Days after payment of such Taxes by Moolec. The portion of such Taxes required to be reimbursed by the Transferors pursuant to this Section 8.2.2 shall be determined in the manner set forth in Section 8.3.

8.3	Allocation of Tax Liability

8.3.1	For purposes of this Section 8, the Parties agree to allocate Tax items between Pre-Closing Tax Periods and Post-Closing Tax Periods that end and begin, respectively, on the Closing Date on the basis of a “closing of the books” on the Closing Date.

8.3.2	For purposes of this Section 8, in the case of any Taxes that are imposed with respect to a Straddle Period the portion of such Tax related to the portion of such Tax period ending on and including the Closing Date shall (x) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (y) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date and was therefore subject to Section 8.3.1. All determinations necessary to give effect to the allocation set forth in the foregoing clause (y) shall be made in a manner consistent with prior practice of the Contributed Entities.

8.4	Cooperation on Tax Matters

Moolec and Nordelis, Union Group and Bioceres Group agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Contributed Entities as is reasonably necessary for the filing of any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or the preparation for, or participating in or conducting, any auditor or other proceeding in respect of Taxes or making representations to or furnishing information to parties subsequently desiring to purchase the Contributed Entities or any assets of the Contributed Entities from Moolec. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. Moolec and the Transferors agree to retain or cause to be retained all books and records pertinent to the Contributed Entities for all Pre-Closing Tax Periods and any Straddle Periods until the applicable period for assessment under applicable law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any taxing authority, provided that in the case of Moolec, it shall only be required to retain such materials or abide with such agreements to the extent it has been informed in writing of such requirement by the Transferors on or before the Closing Date. To the extent applicable, each Party agrees to reasonably cooperate with the other Party, and shall provide any information as shall be reasonably requested by the other Party, in connection with obtaining an opinion from its tax advisors with respect to the U.S. federal income tax treatment of the Contribution and Exchange.

8.5	Tax Sharing Agreements

Any and all existing Tax sharing agreements between the Contributed Entities and any of their Subsidiaries shall be terminated as of the Closing Date. After such date, none of the Contributed Entities, or their Subsidiaries, shall have any further rights or liabilities thereunder. This Agreement shall be the sole Tax sharing agreement relating to the Contributed Entities for all Pre-Closing Tax Periods and Straddle Periods.

8.6	Indemnification

The Transferors shall indemnify Moolec pursuant to the Holdback Provision, each of its Affiliates and each of the Contributed Entities and hold them harmless from and against, any Liability attributable to (i) all Taxes (or the non-payment thereof) of the Contributed Entities for all Pre-Closing Tax Periods (including, for the avoidance of doubt, the portion of any Straddle Period ending on the Closing Date to the extent such amounts were not previously reimbursed in accordance with Section 8.2.2), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which Contributed Entities (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign Law, (iii) any and all Taxes of any Person (other than the Contributed Entities) imposed on the Contributed Entities as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the Closing Date, (iv) all Liabilities (including reasonable expenses of investigation and attorneys’ fees and expenses) arising out of or incident to the imposition, assessment or assertion of any such Tax, including those incurred in any contest relating to the imposition, assessment or assertion of any such Tax, and (v) any breach of or inaccuracy in any representation or warranty in Section 4.14 (a “Tax Loss”).

8.7	Contests

8.7.1	If any notice of audit, claim or demand (including any requests for information, IDRs or similar preliminary administrative action) relating to Taxes in respect of which indemnity may be sought pursuant to Section 8.6 is asserted in writing against Moolec, its Affiliates or the Contributed Entities, Moolec shall (i) notify the Transferors of such notice, claim or demand within ten Business Days of receipt thereof and (ii) furnish the Transferors with copies of all correspondence received from a taxing authority in connection with any such notice; provided that the failure to give such notice or furnish such copies will not affect Moolec’s right to indemnification under this Agreement.

8.7.2	In the case of an audit or administrative or judicial proceeding with respect to a Pre-Closing Tax Period, the Transferors shall have the right, at their expense, to participate in and control the conduct of such audit or proceeding, but only to the extent that such audit or proceeding relates solely to a potential adjustment for which the Transferors have acknowledged, in writing, its liability under this Agreement to hold Moolec and its Affiliates harmless against the full amount of any adjustment which may be made as a result of such audit or proceeding. Moolec also may participate in any such audit or proceeding, and, if the Transferors do not assume the defense of any such audit or proceeding, Moolec may defend the same in such manner as it may deem appropriate, including settling such audit or proceeding after 20 days’ prior written notice to the Transferors setting forth the terms and conditions of settlement.

8.7.3	With respect to any audit or proceeding for a Pre-Closing Tax Period, the Transferors shall not enter into any compromise or agree to settle any claim pursuant to such audit or proceeding which could reasonably be expected to adversely affect Moolec or any of its Affiliates or the Contributed Entities for a subsequent taxable period without the prior written consent of Moolec.

8.8	Withholding

Notwithstanding anything in this Agreement to the contrary, Moolec, its Affiliates and the Contributed Entities shall each be entitled at any time to deduct and withhold from any amount otherwise payable pursuant to this Agreement in respect of the transactions contemplated hereunder any amounts such entity is required under applicable Tax Law to deduct and withhold and pay over to the applicable taxing authorities in connection with the payment of the applicable consideration. To the extent that amounts are so withheld, such amounts shall be paid over to the applicable taxing authorities, provided that any withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom the withholding was made. Each Party shall provide the other Parties with any forms reasonably requested by any such other Party for purposes of complying with any applicable withholding Law.

9	Termination

9.1	Termination

This Agreement may be terminated at any time prior to the Closing:

9.1.1	by the written agreement of Moolec, the Bioceres Group Shareholders Representative, Union Group, and Nordelis;

9.1.2	by either Moolec, the Bioceres Group Shareholders Representative, Union Group or Nordelis by written notice to the other Parties if the transactions contemplated hereby shall not have been consummated pursuant hereto by 5:00 p.m. (UTC-3) on September 9, 2025 (the “Termination Date”), unless such date shall be extended by the mutual written consent of the Bioceres Group Shareholders Representative, Union Group, Nordelis and Moolec; or

9.1.3	by either the Bioceres Group Shareholders Representative, Union Group, Nordelis, or Moolec by written notice to the other Parties if any Governmental Authority shall have issued an Order (which Order the Parties shall use their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order shall have become final and non-appealable;

9.1.4	by either the Bioceres Group Shareholders Representative, Union Group, Nordelis, or Moolec by written notice to the other Parties if any event, fact or condition shall occur or exist that shall have made it impossible to satisfy a condition precedent to the terminating Party’s obligations to consummate the transactions contemplated by this Agreement, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating Party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such Party prior to the Closing.

9.2	Effect of Termination

In the event of the termination of this Agreement pursuant to the provisions of Section 9.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any Party, or any of its Subsidiaries, Affiliates or Representatives, as the case may be except as specified in Sections 11.1, 11.7, 11.14 and 11.15 and except for any liability resulting from such Party’s breach of this Agreement.

10	Indemnification and Holdback

10.1	Indemnification by the Transferors

The Transferors shall defend, indemnify and hold harmless each of Moolec and its Affiliates and their respective Representatives from and against any and all Liabilities, whether or not relating to third party claims, incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights hereunder (collectively, “Losses”), resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty when made or deemed made by any of the Transferors in or pursuant to this Agreement or in any certificate furnished by the Transferors hereunder or thereunder, and (ii) any Tax Loss.

10.2	Holdback Provision

10.2.1	At the Closing Date, subject to the terms and conditions of this Agreement, Moolec shall withhold the Holdback Amount of the Exchange Consideration to cover any Claims Against Holdback.

10.2.2	On the first anniversary of the Closing Date, subject to the terms and conditions of this Agreement, Moolec shall issue and release the Returning Holdback Amount pro rata to the Transferors.

10.3	Claims Against Holdback

In the event that any Losses arise as set forth in Section 10.1 (the “Claims Against Holdback”), Moolec shall notify the Transferors in writing, detailing the nature, amount of such claims, and the corresponding deduction that the Claim Against Holdback will cause to the Holdback Amount. Moolec shall calculate any Claims Against Holdback in good faith.

10.4	Survival of Representations and Warranties

All claims for indemnification under Section 10 with respect to the representations and warranties contained herein must be asserted on or prior to the date that is 30 days after the termination of the respective survival periods set forth in this Section 10.4. The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement, any examination by or on behalf of the Parties and the completion of the transactions contemplated herein, but only to the extent specified below:

10.4.1	except as set forth below, the representations and warranties contained in Sections 3, 4, and 8 shall survive for a period ending on the first anniversary of the Closing Date.

Notwithstanding the expiration of any such survival period, if the harmed Party has provided notice with respect to a breach of representation or warranty within the applicable survival period, the relevant representation or warranty shall survive, solely with respect to such claim as is asserted in such notice, until the claim has been finally resolved. The covenants, obligations and agreements of each Party contained in this Agreement shall survive the Closing Date indefinitely in accordance with their respective terms.

11	Miscellaneous

11.1	Fees and Expenses

11.1.1	Except as otherwise provided in this Agreement, the Transferors, on the one hand, and Moolec, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’ and auditors’) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith and therewith, whether or not the transactions contemplated hereby shall be consummated.

11.1.2	The Parties acknowledge and hereby agree that the covenants and agreements set forth in this Section 11.1 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the Parties would not have entered into this Agreement, and that any amounts payable pursuant to Section 11.1.1 do not constitute a penalty.

11.2	Appointment and Role of Bioceres Group Shareholders Representative

11.2.1	Notwithstanding any other provision under this Agreement, each of the Bioceres Group Initial Shareholders, hereby irrevocably appoints the Bioceres Group Shareholders Representative as its representative to act in its name and on its behalf for all purposes under this Agreement, including for the purposes of:

(i)	accepting and giving notices on behalf of the Bioceres Group Initial Shareholders in accordance with Section 11.4.3;

(ii)	taking any and all actions that may be necessary or desirable, as determined by the Bioceres Group Shareholders Representative in its sole discretion, in connection with the payment of the costs and expenses incurred in connection with this Agreement;

(iii)	taking any and all actions on behalf of and in the name of such Bioceres Group Initial Shareholders that may be necessary or desirable, as determined by the Bioceres Group Shareholders Representative in its sole discretion, in connection with any of the provisions in Section 2, as applicable, and the transfers of the shares held by such Bioceres Group Initial Shareholders in favor of Moolec at Closing;

(iv)	granting any consent, waiver, confirmation or approval on behalf of the Bioceres Group Initial Shareholders under or in connection with this Agreement;

(v)	taking any and all action on behalf of and in the name of such Bioceres Group Initial Shareholders from time to time as the Bioceres Group Shareholders Representative may deem necessary or desirable to resolve and/or settle any claims under, or in connection with, this Agreement, including consenting to, pursuing, defending, compromising or settling any claim, conducting negotiations with Moolec regarding any such claim and engaging counsel, accountants or other agents in connection with any of the foregoing; and

(vi)	generally taking any and all other actions and doing any and all other things provided in or contemplated by this Agreement to be performed by the Bioceres Group Initial Shareholders.

11.2.2	Moolec shall be entitled to rely on the exercise of the powers and authorities conferred on the Bioceres Group Shareholders Representative as if the relevant Bioceres Group Initial Shareholders is exercising such powers and authorities.

11.2.3	The Bioceres Group Initial Shareholders may appoint a replacement Bioceres Group Shareholders Representative, provided that the Bioceres Group Initial Shareholders give five Business Days’ notice to Moolec. The Bioceres Group Shareholders Representative shall take all actions necessary to ensure that upon his death, disability or incapacity, the Bioceres Group Shareholders Representative’s legal representative or attorney, as the case may be, shall, within 10 Business Days thereof, appoint such person (whose identity shall be subject to Moolec’s prior approval, acting reasonably) as he reasonably believes appropriate to carry out the duties and perform the obligations of the Bioceres Group Shareholders Representative pursuant to this Agreement as if it had been appointed hereunder and the provisions of Section 11.2 shall apply as if such person had been so appointed, and shall procure that such replacement Bioceres Group Shareholders Representative shall accede to the terms of this Agreement in writing in a form satisfactory to Moolec (acting reasonably).

11.2.4	Save in the case of fraud or willful default, the Bioceres Group Shareholders Representative shall not be liable to any of the Bioceres Group Initial Shareholders for any act or omission undertaken or committed by it in its capacity as Bioceres Group Shareholders Representative under this Agreement.

11.3	Dragged Bioceres Group Shareholders’ Undertaking

11.3.1	Without prejudice to the appointment of the Bioceres Group Shareholders Representative, each Dragged Bioceres Group Shareholder undertakes to Moolec that following Closing it will exercise all rights, powers and privileges which that Dragged Bioceres Group Shareholder is entitled to exercise in relation to the Bioceres Group Original Shares transferred by it to Moolec, as Moolec may in its absolute discretion direct, including (but not limited to):

(i)	receiving notice (and consenting to the holding on short notice) of, and appointing a proxy to attend and vote at, any general meeting of the members of Bioceres Group, including meetings of the members or any particular class of member, and all or any adjournments of such meetings;

(ii)	approving, completing, signing and delivering any written resolution of the members of Bioceres Group or of the holders of any class of shares in the capital of Bioceres Group, and any other document required to be signed by the registered holder of the Bioceres Group Original Shares;

(iii)	dealing with and giving directions as to any moneys, securities, benefits, documents, notices or other communications (in whatever form) arising by right of the Bioceres Group Original Shares or received in connection with the Bioceres Group Original Shares from Bioceres Group or any other person; and

(iv)	otherwise executing, delivering and doing all deeds, instruments and acts in that Dragged Bioceres Group Shareholder’s name insofar as may be done in that Dragged Bioceres Group Shareholder’s capacity as registered holder of Bioceres Group Original Shares.

11.3.2	Each Dragged Bioceres Group Shareholder further undertakes to Moolec in respect of the Bioceres Group Original Shares transferred by that Dragged Bioceres Group Shareholder to Moolec:

(i)	not to exercise any rights attaching to the shares without Moolec’s prior written consent; and

(ii)	to act promptly in accordance with Moolec’s instructions in relation to any rights exercisable or anything received by that Dragged Bioceres Group Shareholder in their capacity as registered holder of such shares.

11.4	Notices

11.4.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by email, registered post or by courier using an internationally recognized courier company.

11.4.2	A Notice to Moolec shall be sent to at the following address, or such other person or address as Moolec may notify the Bioceres Group Shareholders Representative, Nordelis and Union Group from time to time:

Moolec Science SA
17, Boulevard F.W. Raiffeisen
L-2411 Luxembourg
Grand Duchy of Luxembourg
Tel: +54 91161551069
Attention: José Lopez Lecube

with a copy to:

Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
Tel: (212) 903-9000
Attention: Matthew Poulter and Pierre-Emmanuel Perais

11.4.3	A Notice to the Bioceres Group Initial Shareholders, Nordelis and Union Group shall be sent to the Bioceres Group Shareholders Representative (on behalf of the Bioceres Group Initial Shareholders), Nordelis and Union Group at the following address, or such other person or address as the Bioceres Group Shareholders Representative, Nordelis and Union Group may notify to Moolec from time to time:

Bioceres Group Shareholders Representative

Ms. Gloria Montaron Estrada
Ocampo 210bis
Rosario, Argentina
2000
Tel: +54 341 4861100
Email: gloria.montaron@bioceresgroup.com

Nordelis

Att. Juan Presa
Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands
Tel: +34 610 040 639
Email: juan.presa@uniongrp.com

Union Group

Att. Juan Presa
Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands
Tel: +34 610 040 639
Email: juan.presa@uniongrp.com

11.4.4	A Notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by email, hand, registered post or courier, provided that if a Notice would become effective under the above provisions after 5:30 p.m. on any Business Day, then it shall be deemed instead to become effective at 9:30 a.m. on the next Business Day. References in this Agreement to time are to local time at the location of the addressee as set out in the Notice.

11.5	Entire Agreement

This Agreement (including the Schedules hereto), the Confidentiality Agreement (when executed and delivered) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

11.6	Schedules

The disclosure of any matter in the Schedules referenced by a particular Section shall be deemed to be disclosed with respect to any other Section as and to the extent that the relevance of such matter to such other Section is readily apparent on the face of such disclosure.

11.7	Confidentiality

The Parties agree that with respect to the disclosure of information furnished hereunder or in connection herewith, the Parties shall continue to be bound by the Confidentiality Agreement. The Transferors agree to cause each of their Representatives to comply with the provisions of the Confidentiality Agreement as if each of them were parties to such agreement. From and after the Closing Date, Moolec and its Affiliates and Representatives shall have no further liability or obligation under the Confidentiality Agreement with respect to information, agreements or documents relating to the Contributed Entities.

11.8	Amendment; Waivers

No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that either Party may otherwise have at law or in equity.

11.9	Severability

If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection, is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever. If any provision of this Agreement shall be adjudged to be excessively broad as to duration, geographical scope, activity or subject, the Parties intend that such provision shall be deemed modified to the minimum degree necessary to make such provision valid and enforceable under applicable Law and that such modified provision shall thereafter be enforced to the fullest extent possible.

11.10	Counterparts

This Agreement may be executed in several counterparts (including by electronic transmission), each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

11.11	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns.

11.12	Assignment

This Agreement shall not be assignable or otherwise transferable by any Party without the prior written consent of the other Party.

11.13	No Third Party Beneficiaries

Except as provided in Section 10 with respect to indemnification of Indemnified Parties hereunder, nothing in this Agreement shall confer any rights upon any person or entity other than the Parties and their respective heirs, successors and permitted assigns.

11.14	Governing Law

This Agreement shall be governed in all respects by the laws of the State of New York, without giving effect to the conflict of laws rules thereof to the extent such rules would require or permit the application of the laws of another jurisdiction. The Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State, City and County of New York, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any of such document may not be enforced in or by said courts, and the Parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.2, or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

11.15	Waiver of Jury Trial

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.15.

In witness whereof, the parties have duly executed this Agreement as of the date first above written.

MOOLEC SCIENCE SA			Union Group Ventures Ltd

By:			By:
	Name:	Gastón Paladini		Name:	Oscar Alejandro Leon Betancor
	Title:	Chief Executive Officer		Title:	Sole Director

Bioceres Group Initial Shareholders			Nordelis Ventures Corp

By:			By:
	Name:	Gloria Montaron Estrada		Name:	Alejandro Antalich
	Title:	Bioceres Group Shareholders Representative		Title:	Chief Executive Officer

By:
	Name:	Federico Trucco
	Title:	Bioceres Group Shareholders Representative

Bioceres Group Initial Shareholders (Bioceres Group Preference Shares)			Bioceres Group Limited

By:			By:
	Name:	Gloria Montaron Estrada		Name:	Federico Trucco
				Title:	Director
By:
	Name:	Federico Trucco

Gentle Technologies Corp			Nutrecon LLC

By:			By:
	Name:	Oscar Alejandro Leon Betancor		Name:	Alejandro Antalich
	Title:	Director		Title:	Sole Manager

Theo I SCSp (as intervening consenting party) represented by its general partner, Theo Partners S.à.r.l.

By:
	Name:	Federico Trucco
	Title:	Manager